UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 10, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 November 2026 entitled ‘Vodafone Group H1 FY27 Results’.

Vodafone Group Plc H1 FY27 Results 10 November 2026

Strong start with FY27 guidance upgrade
“We have made a strong start to Vodafone’s new growth chapter, with organic service revenue increasing by 5.8%. This included our best-ever growth in Vodafone Business, with a record performance in digital services as we focus on smart, secure and sovereign solutions for our B2B and public sector customers.
I am very happy about our overall Group performance, but Germany is not yet where it needs to be. We have a clear action plan in progress, which is structurally simplifying our German operations and improving customer satisfaction across all of our services.
Strong Group revenue growth – together with our continued focus on productivity improvement – generated a 6.4% increase in Adjusted EBITDAaL in H1. Today, we are upgrading our guidance for both profit and cash flow for the year, and we now expect to deliver over 20% organic Adjusted Free Cash Flow growth in year one of our multi-year double-digit cash flow growth trajectory.”

Margherita Della Valle
Group Chief Executive

Financial highlights

6.4%	2.306 eurocents	Upgrading FY27 Group guidance
Adjusted EBITDAaL organic growth	Interim dividend per share	7% Adj. EBITDAaL & 21% Adj. FCF growth at mid-point

−     Total revenue: Increased 11.4% to €21.9 billion (H1 FY26: €19.6 billion), driven by strong service revenue growth and the consolidation of Safaricom, VodafoneThree, and Telekom Romania. This was partially offset by adverse foreign exchange movements.
−     Service revenue: Grew 12.8% to €18.4 billion (H1 FY26: €16.3 billion), and increased 5.8% on an organic basis, with growth across all segments.
−     Germany: Organic service revenue increased 0.4%, with higher wholesale revenue and fixed line growth, reflecting good broadband growth in Consumer and strong digital services growth in Business, offsetting the ongoing TV decline and continued mobile pressure.
−     UK: Organic service revenue grew 0.9%, driven by strong fixed line growth and higher mobile wholesale revenue.
−     Africa: Organic service revenue accelerated to 13.4%, with growth in all of Vodacom’s markets across both connectivity and financial services.
−     Business service revenue: Organic service revenue increased 5.8%, and in Q2 we delivered our best-ever growth of 6.6%. This was driven by double-digit growth in digital services in Europe, as well as an improvement in core connectivity.
−     Adjusted EBITDAaL: Increased 12.6% to €6.5 billion (H1 FY26: €5.7 billion), and 6.4% on an organic basis driven by service revenue growth and improved operating leverage. Adjusted EBITDAaL margin improved 0.5 percentage points on an organic basis to 29.5%.
−     Loss/profit for the financial period: We reported a loss of €3.6 billion (H1 FY26: profit of €1.1 billion), due to non-cash accounting charges including an impairment in Germany, primarily driven by adverse changes in interest rates, and a write-down of deferred tax assets in the UK following the buyout of CK Hutchison Group Telecom Holding Limited from VodafoneThree. These items were partially offset by a non-cash accounting gain arising from the Safaricom transaction.
−     Shareholder returns: Interim dividend per share increased 2.5% year-on-year to 2.306 eurocents (H1 FY26: 2.25 eurocents), in line with our progressive dividend policy.
−     FY27 guidance: We are upgrading our Group guidance ranges to Adjusted EBITDAaL of €13.2 – 13.4 billion and Adjusted free cash flow of €2.8 – 3.0 billion.

Operational highlights

−     Customers: We are now NPS leaders or co-leaders in 12 markets and customer satisfaction continues to improve.
−     Simplicity: Strong start to our new opex efficiency target, with €0.2 billion gross savings and c.3,000 role reductions already delivered in Europe and shared operations in H1.
−     Growth: Our upgraded FY27 Group guidance ranges imply organic growth of 7% in Adjusted EBITDAaL and 21% in Adjusted free cash flow at the mid-points, as we make a strong start to our new growth chapter.

For more information, please contact:
Investor Relations:	Investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 10 November 2026. The webcast and supporting information can be accessed at Investors.vodafone.com

Strategic progress & portfolio

Progress in H1 FY27

In May 2026, we reviewed our progress over the last three years and set out our medium-term outlook as Vodafone entered a new chapter of growth. This is summarised in a video available here: investors.vodafone.com/results.

Vodafone’s strategy is focused on three clear priorities of Customers, Simplicity and Growth. Together, these priorities underpin ongoing performance improvements and provide Vodafone with strong foundations for future growth.

We have made a good start in H1 FY27, including the following:

Customers

We continue to improve our customers’ experience and are already seeing tangible results. We are now NPS leaders or co-leaders in 12 markets and our share of promoters is improving across the majority of our markets.
−     Germany: NPS has continued to improve across all products in H1. Our customer experience has been recognised in independent customer service assessments, including the ‘Best Retail Stores’ accolade from CHIP. This is supported by the continued investments we are making to ensure the quality of our mobile and fixed networks. Our 5G standalone network now covers over 94% of the population and we offer 5G slicing for B2B customers. Our gigabit broadband footprint now covers 31.5 million households, and the OXG rollout continues to accelerate, with 1.1 million homes passed.
−     UK: We are applying Vodafone’s leading customer experience best practices to all our brands, with customer satisfaction and mobile contract churn improving across the board, including the Three brand. The results of our £11 billion investment programme are already visible with Vodafone 5G speeds increasing by 82% since April 2025 (Ookla Speedtest Intelligence). We are now monetising our network quality through Vodafone SuperMobile, an innovative proposition offering higher speeds and guaranteed reliability for consumers and business customers. In broadband, we are now offering gigabit speeds and Vodafone TV to 26.5 million households.
−     Africa: Our Vodacom markets continue to capture the structural growth opportunities in Africa such as population growth and rising data usage, driving a 7.6 million increase in our customer base in the period. We continue to improve our customer satisfaction across all our markets and hold leading positions in 7 markets. We continue to expand next-generation connectivity with 5G services now available in 7 markets. Beyond core connectivity, we are scaling our financial services products with 108 million FinTech customers.
−     Vodafone Business: We have continued to expand our portfolio of smart, secure and sovereign digital solutions. In partnership with Google, we launched AI concierge, a customer engagement and productivity solution for small businesses. We expanded our managed cyber security services from Germany to Portugal, Ireland and Romania, and we announced Vodafone as the exclusive telecom partner for AWS’ sovereign cloud solution in Germany. We are also making targeted investments in data centres in Egypt, Kenya and Türkiye, with our sixth sovereign data centre recently opened in Izmir.

Simplicity

−     Next phase of our cost transformation journey: In May we announced our commitment to deliver over €2 billion annual gross savings in Europe and our shared operations by FY30, driving margin expansion within our multi-year growth ambition. This new plan represents the third wave of multi-year opex efficiency programmes. Between FY19 and FY22 we delivered €1.5 billion annual net savings – a 16% reduction of the baseline – through automation, benefits of scale and simplification. Between FY23 and FY26, we delivered €0.7 billion of annual gross savings and 11,000 role reductions, which supported €0.3 billion reinvestments in growth opportunities such as B2B and customer experience. Building on these strong foundations, we have now identified initiatives that target a further over 20% reduction of Europe and shared operations opex. This means we will cut 30% of our addressable opex base, recognising that a portion of our costs are subject to long-term commitments.
−     Fast start to efficiency programme: In FY27, we expect to see a net reduction of Europe opex of over €200 million, representing a good first step in delivering our overall net target of over €1 billion. Over €200 million gross savings have already been delivered in H1 through a range of initiatives, including €50 million synergies in the UK and 3,000 new role reductions across Europe and shared operations. Furthermore, we have already announced an additional 2,300 role reductions in Germany.

Growth

We operate through four key divisions, Europe, Africa, B2B and Investments, each with their own strengths, strategic priorities and growth drivers. In addition, we have several scaled platforms that provide us with a structural advantage. With these assets, our diversified portfolio and growth drivers, disciplined capital allocation and clear operational progress provide us with the confidence in our mid-term value equation.

Our mid-term ambition is to deliver a double-digit organic growth in Adjusted free cash flow. In our first year, we have made a strong start with upgraded FY27 Group guidance ranges implying organic growth of 7% in Adjusted EBITDAaL and 21% in Adjusted free cash flow growth at the mid-points.

Mid-term ambition1		FY26 performance	H1 FY27 performance	Considerations
Revenue growth	Europe	+0.1%	+0.8%	Building trust, focused on value
	Africa	+12.9%	+13.4%	Structural growth opportunities
	B2B	+3.2%	+5.8%	Growing demand, with diverse products & services
	Group	+5.4%	+5.8%
Operating leverage	Group Adj. EBITDAaL margin	28.1%	29.5%	Annual >€2bn (gross) efficiency & synergy potential >€1bn (net) EU opex reduction opportunity (FY27-FY30)2,3
Adj. EBITDAaL growth	Europe	(0.1)%	(1.3)%	Europe: Growth supported by UK synergies
	Africa	+14.0%	+18.0%	Africa: Early-teens EBITDA CAGR
	Group	+4.5%	+6.4%
Disciplined capital allocation	Group	c.18% capital intensity		Broadly stable capital intensity market-by-market
		c.3% cost of debt		Targeting lower half of 2.25-2.75x Adj. EBITDAaL/net debt range
Double-digit organic growth in Adjusted FCF				Euro growth in Adjusted FCF

Notes:
1.
Medium-term financial ambition assume no material change to the structure of the Group (at 30 September 2026), is based on current prevailing assessments of the macroeconomic outlook, including interest rates and inflation, and is at constant foreign exchange rates.
2.
Includes Europe, shared operations and corporate services, and committed UK cost synergies. The majority of the previously disclosed £800 million cost & capex synergies in the UK are expected to be opex savings.
3.
Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger.

Portfolio

VodafoneThree Integration

In July 2026, we announced that we had completed the buyout of CK Hutchison Group Telecom Holding Limited’s (‘CKHGT’) 49% stake in VodafoneThree for £4.3 billion (€5.0 billion). As a result, Vodafone now owns 100% of VodafoneThree, the UK's largest mobile operator and one of the fastest growing broadband providers. Full ownership of VodafoneThree strengthens our ability to accelerate execution and capture in full the substantial value created through our £11 billion network investment programme and targeted synergies.

At our VodafoneThree Investor Briefing in October 2026, we outlined the business's strategy, growth ambitions and value creation opportunity, and announced an upgrade of our synergy target to £0.8 billion annual savings by FY30 (previously £0.7 billion per annum by FY30) and £1 billion of annual savings by FY32. This is driven by further savings as our network build completes and we benefit further from network rationalisation as well as the efficiencies of full Group ownership. In addition, we see potential to drive additional revenue synergies from the merger.

New UK financial targets:

Annual cost saving target	£1 billion per annum by FY32 (£0.8 billion p.a. by FY30)
Adjusted EBITDAaL growth	Mid-to-high single digit CAGR (FY25-32)
Operating free cash flow1 growth	Over 3x by FY32 (versus FY25)
Return on capital employed2	Exceeding cost of capital by FY32, materially above by FY34
Notes:
1.
Operating free cash flow defined as Adjusted EBITDAaL less capital additions.
2.
Pre-tax return on capital employed including goodwill.

All materials from the VodafoneThree Investor Briefing are available at: vodafone.com/vodafonethreeinvestorbriefing2026.

Greece

In June 2026, we announced that Vodafone Greece and Public Power Corporation S.A. (‘PPC Group’) had entered into heads of terms in relation to the formation of a potential 50:50 joint venture comprising their respective fibre-to-the-home networks and wholesale fibre businesses in Greece (the ‘JV’). Vodafone Greece and PPC Group's fibre businesses currently cover more than 1.6 million homes on a combined basis. The JV would intend to provide wholesale open access to internet service providers in Greece. The potential transaction is subject to completion of due diligence, reaching agreement on binding transaction documentation and would also be subject to customary closing conditions, including regulatory approvals.

Africa

On 30 June 2026, we announced that Vodacom Group Ltd (‘Vodacom’) had completed the acquisition of an effective 20% of the issued share capital in Safaricom PLC (‘Safaricom’), increasing its shareholding to 55%. Vodacom acquired 15% from the Government of Kenya for a cash consideration of KES 204 billion (€1.4 billion) and 5% from Vodafone for a cash consideration of KES 68 billion (€0.5 billion). The acquisition resulted in a controlling equity interest in Safaricom for the Group, consequently Safaricom is consolidated by the Group from the completion date.

A legal challenge over the validity of the acquisition remains ongoing in Kenya, with the High Court declaring the transaction null and void on 15 September 2026. On 13 October 2026, the Court of Appeal in Nairobi ordered that the prevailing status quo be maintained pending its determination. As a result, Vodacom remains the registered holder of the Safaricom shares acquired from the Government of Kenya, and the related purchase consideration will be held by the Government of Kenya, pending the hearing of the appeal. See note 11 ‘Contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for further information.

Outlook

FY27 guidance ⫶ Upgrading Group ranges

In July 2026, we updated our guidance for FY27 for Adjusted EBITDAaL and Adjusted free cash flow, to include the impact of consolidating Safaricom, with Group Adjusted EBITDAaL expected to be €13.0 – €13.3 billion and Adjusted free cash flow expected to be €2.6 – €2.9 billion.

We now upgrade our guidance for FY27, with Group Adjusted EBITDAaL expected to be €13.2 – €13.4 billion and Adjusted free cash flow expected to be €2.8 – €3.0 billion. For FY27, we also provided additional outlook for Europe and continue to expect Adjusted EBITDAaL to be €7.6 – €7.9 billion.

Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger.

€billion	Adjusted EBITDAaL	Adjusted FCF
FY26 actual – reported basis	11.4	2.6
Impact of exchange rates	(0.1)	(0.1)
Remove impact of Türkiye hyperinflation accounting	0.1	–
Impact of M&A transactions1	–	(0.1)
FY26 re-based2,3	11.4	2.4
Growth	0.5 – 0.8	0.2 – 0.5
Original FY27 guidance2,4	11.9 – 12.2	2.6 – 2.9
9-month FY27 Safaricom consolidation impact5	1.1	–
Updated FY27 guidance provided in July2,4	13.0 – 13.3	2.6 – 2.9

Upgraded FY27 guidance2,4	13.2 – 13.4	2.8 – 3.0
Implied organic growth	c.6% – 8%	c.17% – 25%

Notes:
1.
M&A transactions include the impact of the disposal of VodafoneZiggo
2.
Excluding the impact of hyperinflation accounting in Türkiye.
3.
The FY26 rebased outcome is derived by applying FY27 guidance foreign exchange rates.
4.
The FY27 guidance reflects the following foreign exchange rates: €1: GBP 0.87; €1: ZAR 19.60; €1: TRY 53.07; €1: EGP 62.53; €1: KES 159.66. The guidance assumes no material change to the structure of the Group.
5.
The transaction is subject to a legal challenge. See note 11 ‘Contingent liabilities and legal proceedings’ for further information.

Financial Review

Financial results

−     Total revenue: Increased 11.4% to €21.9 billion (H1 FY26: €19.6 billion), driven by strong service revenue growth and the consolidation of Safaricom, VodafoneThree, and Telekom Romania. This was partially offset by adverse foreign exchange movements.

−     Service revenue: Grew 12.8% to €18.4 billion (H1 FY26: €16.3 billion), and increased 5.8% on an organic basis, with growth across all segments. Vodafone Business delivered strong organic service revenue growth of 5.8%, driven by double-digit growth in digital services in Europe, as well as an improvement in core connectivity.

−     Adjusted EBITDAaL: Increased 12.6 % to €6.5 billion (H1 FY26: €5.7 billion), and 6.4% on an organic basis driven by service revenue growth and improved operating leverage. Adjusted EBITDAaL margin improved 0.5 percentage points on an organic basis to 29.5%.

−     Loss/profit for financial period: We reported a loss of €3.6 billion (H1 FY26: profit of €1.1 billion), due to non-cash accounting charges including an impairment in Germany (€4.85 billion), primarily driven by adverse changes in interest rates, and a write-down of deferred tax assets in the UK (€2.2 billion) following the buyout of CKHGT from VodafoneThree. These items were partially offset by a non-cash accounting gain arising from the Safaricom transaction (€3.0 billion), included in Other income.

−     Earnings per share: Basic loss per share was 20.75 eurocents, compared to basic earnings per share of 3.38 eurocents in H1 FY26. Adjusted basic earnings per share was 1.48 eurocents compared to earnings per share of 6.92 eurocents in the prior year.

	H1 FY271	H1 FY26	Reported
	€m	€m	change %
Revenue	21,853	19,609	11.4
- Service revenue	18,409	16,327	12.8
- Other revenue	3,444	3,282
Adjusted EBITDAaL2,3	6,451	5,728	12.6
Restructuring costs	(317)	(186)
Interest on lease liabilities4	340	292
(Loss)/gain on disposal of property, plant and equipment and intangible assets	(9)	155
Depreciation and amortisation of owned assets	(4,492)	(4,095)
Share of results of equity accounted associates and joint ventures	25	182
Impairment charge	(4,850)	–
Other income	3,369	86
Operating profit	517	2,162	(76.1)
Investment and other income	288	1,085
Financing costs	(1,178)	(1,134)
(Loss)/profit before taxation	(373)	2,113
Income tax expense	(3,224)	(1,061)
(Loss)/profit for the financial period	(3,597)	1,052

Attributable to:
- Owners of the parent	(4,789)	829
- Non-controlling interests	1,192	223
(Loss)/profit for the financial period	(3,597)	1,052

Basic (loss)/earnings per share	(20.75)c	3.38c
Adjusted basic earnings per share2	1.48c	6.92c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1.
The H1 FY27 results reflect average foreign exchange rates of €1: GBP 0.86, €1: ZAR 18.95, €1: TRY 54.03 €1: EGP 59.52, and €1: KES 149.73.
2.
Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 49 for more information.
3.
Includes depreciation on leased assets of €1,960 million (H1 FY26: €1,735 million).
4.
Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group’s definition of that metric, for re-presentation in financing costs.

Cash flow, funding & dividend

−     Inflow from operating activities: Increased 24.8% to €6.4 billion reflecting higher cash generated by operations.

−     Adjusted free cash flow: An outflow of €0.4 billion, representing an improvement of €0.1 billion compared to the prior year. This primarily reflects higher Adjusted EBITDAaL and lower working capital which more than offset higher capital additions and higher dividends paid following the Safaricom transaction.

−     Net debt: Increased to €33.5 billion compared to €25.4 billion as at 31 March 2026. This was driven by a free cash outflow, together with outflows in relation to acquisitions and disposals which include the buyout of the remaining 49% of VodafoneThree, the purchase of an additional 15% stake in Safaricom and net debt acquired in the Safaricom transaction.

−     Current liquidity: Cash and cash equivalents and short-term investments totalled €8.4 billion (€12.4 billion as at 31 March 2026). This includes €0.1 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€0.5 billion as at 31 March 2026).

−     Shareholder returns: The interim dividend is set at 50% of the prior full year dividend. Interim dividend per share increased 2.5% year-on-year to 2.306 eurocents (H1 FY26: 2.25 eurocents), in line with our progressive dividend policy. The ex-dividend date for the interim dividend is 19 November 2026 for ordinary shareholders and 20 November 2026 for ADR holders, the record date is 20 November 2026 and the dividend is payable on 3 February 2027.

	H1 FY27	H1 FY26	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	6,354	5,092	24.8
Outflow from investing activities	(3,349)	(1,874)	(78.7)
Outflow from financing activities	(6,937)	(6,918)	(0.3)
Net cash outflow	(3,932)	(3,700)	(6.3)
Cash and cash equivalents at the beginning of the financial period	8,913	10,893
Exchange gain/(loss) on cash and cash equivalents	65	(192)
Cash and cash equivalents at the end of the financial period	5,046	7,001

Borrowings less cash and cash equivalents	(51,682)	(44,368)	(16.5)

	H1 FY27	H1 FY26	Reported
	€m	€m	change %
Adjusted free cash flow1	(440)	(583)	24.5
Licences and spectrum	(21)	(45)
Restructuring costs including working capital movements	(320)	(122)
Integration capital additions	(64)	(21)
Free cash flow1	(845)	(771)	(9.6)

Net debt1	(33,473)	(25,939)	(29.0)

Note:
1.
Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 49 for more information.

Segment performance

Geographic performance summary

	Total revenue		Service revenue		Adjusted EBITDAaL1		Adjusted EBITDAaL margin1		Capital additions
	H1 FY27	H1 FY26	H1 FY27	H1 FY26	H1 FY27	H1 FY26	H1 FY27	H1 FY26	H1 FY27	H1 FY26
	€m	€m	€m	€m	€m	€m	%	%	€m	€m
Germany	6,053	5,996	5,483	5,425	2,139	2,191	35.3	36.5	949	971
UK	4,858	4,409	4,040	3,664	984	884	20.3	20.0	667	562
Other Europe2	2,912	2,804	2,520	2,415	772	835	26.5	29.8	343	333
Türkiye	1,836	1,601	1,523	1,327	531	485	28.9	30.3	252	177
Africa	5,427	3,950	4,504	3,183	2,058	1,347	37.9	34.1	703	456
Common Functions3	868	970	404	388	(33)	(14)			406	301
Eliminations	(101)	(121)	(65)	(75)	–	–			–	–
Group	21,853	19,609	18,409	16,327	6,451	5,728	29.5	29.2	3,320	2,800

Downloadable performance information is available at: investors.vodafone.com/results

Service revenue growth	FY26							FY27
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
	%	%	%	%	%	%	%	%	%	%
Germany	(3.2)	0.5	(1.4)	0.7	2.0	1.4	–	1.9	0.2	1.1
UK	15.2	38.0	26.7	31.1	31.5	31.3	29.0	20.8	1.7	10.3
Other Europe2	0.3	0.1	0.2	3.5	3.0	3.3	1.7	4.0	4.7	4.3
Türkiye	22.1	18.7	20.3	(13.5)	36.9	8.5	13.8	13.8	15.6	14.8
Africa	7.3	8.4	7.9	8.2	7.3	7.7	7.8	15.1	66.7	41.5
Group	5.3	10.8	8.1	7.3	12.0	9.6	8.8	9.8	15.5	12.8

Organic service revenue growth1	FY26							FY27
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
	%	%	%	%	%	%	%	%	%	%
Germany	(3.2)	0.5	(1.4)	0.7	1.3	1.0	(0.2)	1.2	(0.5)	0.4
UK	0.9	1.2	1.1	(0.5)	(0.2)	(0.4)	0.3	0.6	1.2	0.9
Other Europe2	0.2	(0.5)	(0.1)	1.2	1.2	1.2	0.5	1.0	1.8	1.4
Türkiye	63.8	48.4	55.6	38.5	33.7	36.1	45.2	30.2	35.2	32.8
Africa	13.8	13.5	13.7	13.5	10.9	12.2	12.9	12.6	14.0	13.4
Group	5.5	5.8	5.7	5.4	5.1	5.2	5.4	5.2	6.4	5.8

Group profitability		FY26							FY27
		Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Operating profit/(loss)	€m	1,015	1,147	2,162	483	199	682	2,844	3,873	(3,356)	517
Adjusted EBITDAaL1	€m	2,748	2,980	5,728	2,816	2,807	5,623	11,351	2,932	3,519	6,451
Adjusted EBITDAaL margin1%		29.3	29.1	29.2	26.9	27.0	27.0	28.1	28.5	30.4	29.5
Organic Adjusted EBITDAaL growth1%		4.9	8.7	6.8	2.3	2.3	2.3	4.5	6.2	6.5	6.4

Notes:
1.
Organic service revenue growth, Group Adjusted EBITDAaL, Group Adjusted EBITDAaL margin and Organic Group Adjusted EBITDAaL growth are non-GAAP measures. See page 49 for more information.
2.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3.
Capital additions includes software arrangements managed centrally on behalf of the Group.

Germany ⫶ Stable service revenue despite mobile pressure and TV decline

30%	€6.1bn		0.4%
of Group service revenue	Total revenue		Organic service revenue growth

33%	€2.1bn		(3.2%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY27	H1 FY26	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	6,053	5,996	1.0
- Service revenue	5,483	5,425	1.1	0.4
- Other revenue	570	571
Adjusted EBITDAaL	2,139	2,191	(2.4)	(3.2)
Adjusted EBITDAaL margin	35.3%	36.5%

Note:
1.
Organic growth is a non-GAAP measure. See page 49 for more information.

Growth

Total revenue increased 1.0% to €6.1 billion as a result of service revenue growth and the consolidation of Skaylink following the completion of the acquisition in December 2025.

Service revenue increased 1.1%, and on an organic basis service revenue grew 0.4% (Q1: 1.2%, Q2: -0.5%), with higher wholesale revenue and fixed line growth, reflecting growing broadband ARPU in Consumer and digital services growth in Business. These factors were partially offset by the ongoing TV decline and continued mobile ARPU pressure. The quarterly slowdown was primarily driven by higher wholesale revenue in the prior year period.

Mobile service revenue declined 0.4% in H1 (Q1: 1.2%, Q2: -1.9%), as continued ARPU pressure and a lower customer base, due to ongoing competitive intensity in the market, was only partially offset by higher wholesale revenue. The quarterly slowdown was driven by the higher contribution from wholesale revenue in the prior year period, as the migration of 1&1 customers onto our nationwide 5G network neared completion last year, as well as the phasing of service provider payments in FY26.

Fixed service revenue increased 2.4%, and on an organic basis grew 1.1% (Q1: 1.3%, Q2: 0.9%), driven by Business digital services and Consumer broadband ARPU growth, which was supported by our value-focused retail pricing actions, resulting in a 25% broadband ARPU increase from new customers (Q1: +30%; Q2: +20%). This was partially offset by the ongoing TV decline, as well as the impact of a court ruling in relation to historical broadband price increases. Following this, we have ceased recognising the revenue associated with the historical €5 per month price increases for the 2.5 million broadband customers still on legacy contracts.

Vodafone Business service revenue increased 6.9% and on an organic basis, grew 3.7% (Q1: 4.0%, Q2 3.3%), as demand for digital services, particularly software-as-a-service (‘SaaS’) and cloud & security services, was partially offset by ongoing pressure in core connectivity.

Adjusted EBITDAaL declined 2.4%, and on an organic basis Adjusted EBITDAaL decreased 3.2%, including a c. -2.0 percentage point impact of a legal provision related to historical broadband price increases. We have also seen an increase in variable costs from Business digital services growth, whilst customer costs and operating expenses remained broadly flat. The Adjusted EBITDAaL margin was 1.2 percentage points lower year-on-year to 35.3%, and on an organic basis was 1.3 percentage points lower.

Customers

Due to continued competitive intensity in the mobile market, our contract customer base declined by 75,000 in H1 (Q1: -85,000, Q2: 10,000), including 34,000 Business disconnections. However, our branded Consumer customer base increased, supported by our enhanced propositions and focus on customer experience, with customer satisfaction results continuing to improve. We connected a further 5.5 million IoT devices, driven by continued good demand from the automotive sector.

Our broadband customer base declined by 198,000 in H1 (Q1: -98,000, Q2: -100,000), including the loss of 119,000 customers on our gigabit network (Q1: -62,000, Q2: -57,000). The decline was primarily due to our focus on value optimisation as we continue to drive service revenue growth through ARPU.

We are the largest provider of fixed line gigabit connectivity, as we market gigabit speeds to over 75% of German homes with 6.5 million marketable fibre households beyond our own cable footprint of 25 million households. Our OXG joint venture’s buildout is continuing to progress with 1.1 million homes passed and we now have construction orders in place for 3.6 million households.

Our TV customer base declined by 115,000 (Q1: -55,000, Q2: -60,000). The structural decline in demand for standalone linear TV services was partially offset by our strategy to bundle basic TV with our broadband services.

UK ⫶ Executing on upgraded synergy targets

22%	€4.9bn		0.9%
of Group service revenue	Total revenue		Organic service revenue growth

15%	€1.0bn		5.9%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY27	H1 FY26	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	4,858	4,409	10.2
- Service revenue	4,040	3,664	10.3	0.9
- Other revenue	818	745
Adjusted EBITDAaL	984	884	11.3	5.9
Adjusted EBITDAaL margin	20.3%	20.0%

Note:
1.
Organic growth is a non-GAAP measure. See page 49 for more information.

Growth

Total revenue increased 10.2% to €4.9 billion due to the consolidation of Three UK’s financial results following the completion of the merger on 31 May 2025. Service revenue increased 10.3%, and organic service revenue grew 0.9% (Q1: 0.6%, Q2: 1.2%), driven by strong fixed line growth and higher mobile wholesale revenue. The acceleration in quarterly growth was due to an improvement in Business and higher revenue from visitors roaming on our network.

Mobile service revenue increased 12.2%. Organic growth in mobile service revenue was broadly stable year-on-year (Q1: -0.7%, Q2: 0.6%), as strong wholesale revenue growth was offset by ARPU pressure, largely due to accounting impacts relating to price rises and Business contract renewals.

Fixed service revenue increased 3.2%, and organic growth in fixed service revenue was 4.8% (Q1: 6.1%, Q2: 3.5%), driven by the continued commercial momentum in Consumer broadband, and Business returning to growth following the planned managed services contract terminations in the prior year. The slowdown in quarterly growth was due to lapping a project milestone delivery in the prior year.

Vodafone Business service revenue increased 1.1%. On an organic basis, Vodafone Business service revenue decreased 0.2%

(Q1: -0.7%, Q2: 0.3%), as growth in digital services, supported by our software-defined networks (‘SDN’), software-as-a-service (‘SaaS’) and digital communications products, was offset by continued mobile ARPU pressure from contract renewals. The step-up in quarterly growth was supported by an improvement in mobile core connectivity.

Adjusted EBITDAaL increased 11.3%, and on an organic basis, Adjusted EBITDAaL increased 5.9%, as revenue growth, synergy delivery and ongoing cost efficiencies more than offset higher operating expenses from inflation. We have now successfully delivered over €50 million cost synergies, and we are on track to deliver against our upgraded cost and capex synergy target of £0.8 billion by FY30 and £1.0 billion by FY32. The Adjusted EBITDAaL margin increased 0.3 percentage points year-on-year to 20.3%, and on an organic basis grew 1.2 percentage points year-on-year.

Customers

Our mobile contract customer base declined by 62,000 during H1 (Q1: -48,000, Q2: -14,000) including the disconnection of 40,000 very low value Business SIMs. Our prepaid brands, VOXI and SMARTY, continued to compete well in the market, with 166,000 customer additions in H1 (Q1: 34,000, Q2: 132,000). Customer loyalty has been improving across all our Consumer brands, supported by our best-in-class customer experience, with Consumer contract churn reducing 0.6 percentage points year-over-year. The Vodafone brand continues to hold the number one position on Consumer NPS, with Vodafone Business returning to number one in Q2. In September, we launched Vodafone SuperMobile for consumers and business customers, a new market-leading proposition designed to further differentiate our mobile offering, supporting the monetisation of our network quality.

Our broadband customer base increased by 76,000 in H1 (Q1: 34,000, Q2: 42,000) and we added 54,000 fixed wireless access (‘FWA’) customers in H1 (Q1: 23,000, Q2: 31,000), reported in the mobile segment. Through our strategic partnerships, we are the largest fibre-to-the-home (‘FTTH’) provider in the UK, offering gigabit speeds to 26.5 million households. In May 2026, we launched our new Vodafone FWA 5G Broadband product, offering fast and reliable broadband services to an additional 3.2 million homes outside our fibre footprint.

In October 2026, we launched Vodafone TV for Consumer customers, further strengthening our converged offering across mobile, broadband and entertainment and supporting customer engagement and loyalty.

Other Europe1 ⫶ Consistent service revenue growth

14%	€2.9bn		1.4%
of Group service revenue	Total revenue		Organic service revenue growth

12%	€0.8bn		(4.6%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY27	H1 FY26	Reported	Organic
	€m	€m	growth %	growth %2
Total revenue	2,912	2,804	3.9
- Service revenue	2,520	2,415	4.3	1.4
- Other revenue	392	389
Adjusted EBITDAaL	772	835	(7.5)	(4.6)
Adjusted EBITDAaL margin	26.5%	29.8%

Notes:
1.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.
Organic growth is a non-GAAP measure. See page 49 for more information.

Growth

Total revenue increased 3.9% to €2.9 billion, supported by the consolidation of Telekom Romania Mobile Communications S.A following the completion of the acquisition in October 2025. Service revenue grew 4.3%, and organic growth in service revenue was 1.4% (Q1: 1.0%, Q2: 1.8%) as growth in Albania, Czech Republic, Ireland and Greece was partially offset by continued ARPU pressure in Portugal and Romania.

In Portugal, service revenue declined as a result of as a result of the continued competitive intensity in the mobile market. Despite this, our mobile contract customer base continues to grow.

In Ireland, service revenue increased, driven by strong growth in fixed service revenue, supported by a larger customer base and Business, including core connectivity and digital services growth.

In Greece, service revenue increased as a result of growth in mobile and fixed service revenue, with a Business digital services acceleration driven by public sector project delivery, including programmes funded through the European Recovery and Resilience Facility which closed in September 2026. Growth in mobile was supported by both contract customer base and ARPU growth.

Vodafone Business service revenue increased 7.3% with organic growth of 7.0% (Q1: 4.0%, Q2: 9.9%), mainly driven by public sector project delivery in Greece and strong digital services growth.

Adjusted EBITDAaL decreased 7.5% and on an organic basis decreased 4.6%, due to a legal one-off in the prior period in Portugal. The Adjusted EBITDAaL margin decreased 3.3 percentage points year-on-year to 26.5%, and on an organic basis declined 1.3 percentage points year-on-year.

Customers

We lost 65,000 mobile contract customers (Q1: -52,000, Q2: -13,000) across our six markets, driven by Romania, while our broadband customer base remained stable (Q1: -2,000, Q2: 2,000).

In Portugal, we added 73,000 contract customers in mobile and 7,000 in fixed broadband as we maintained our market-leading customer experience position. We continued to drive convergence, with 61.9% of our broadband customers now choosing additional TV or mobile products.

In Greece, the mobile contract base grew by 33,000, though fixed broadband customers declined by 6,000. Our market-leading customer experience supported an increase in the share of promoters across our customer base and resulted in improved loyalty year-on-year with mobile contract churn improving 0.4pp in Q2.

In Ireland, our mobile contract customer base declined by 6,000 and the broadband customer base increased by 8,000. In April 2026, we launched our customer service initiative, ‘Ask Once’, further supporting customer experience in Ireland. Through our wholesale partnerships, including our fibre joint venture, SIRO, we now cover 2.0 million households in Ireland with our gigabit speeds.

Türkiye ⫶ Continued strong service revenue and Adj. EBITDAaL growth in euro terms

8%	€1.8bn		32.8%
of Group service revenue	Total revenue		Organic service revenue growth

8%	€0.5bn		32.7%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY27	H1 FY26	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	1,836	1,601	14.7
- Service revenue	1,523	1,327	14.8	32.8
- Other revenue	313	274
Adjusted EBITDAaL	531	485	9.5	32.7
Adjusted EBITDAaL margin	28.9%	30.3%

Note:
1.
Organic growth is a non-GAAP measure. See page 49 for more information.

Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the unaudited condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 30 for more information.

Growth

Total revenue increased 14.7% to €1.8 billion, with service revenue growth partially offset by depreciation of the local currency versus the euro.

Service revenue increased 32.8% (Q1: 30.2%, Q2: 35.2%) on an organic basis. As reported under IAS 29, service revenue growth in euro terms increased 14.8% (Q1: 13.8%, Q2: 15.6%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased 12.7% in euro terms (Q1: 8.3%, Q2: 17.0%), driven by ongoing price actions, value accretive base management, increased data usage and strong growth in Business.

Vodafone Business service revenue increased 40.0% (Q1: 40.4%, Q2: 39.6%) on an organic basis, supported by growth in mobile and fixed connectivity, and strong demand for our digital services products, including data centre usage. In September 2026, we launched our sixth data centre with an initial 4MW capacity, scaling to 20MW. This new data centre will help further strengthen the country’s cloud infrastructure and data sovereignty, providing data storage, cloud computing, connectivity, managed services and cyber security solutions to business and public sector customers.

Adjusted EBITDAaL increased 32.7% on an organic basis, supported by strong service revenue growth and ongoing cost efficiency actions partially offset by inflationary pressures. Adjusted EBITDAaL increased 9.5% in euro terms. The Adjusted EBITDAaL margin decreased 1.4 percentage points year-on-year to 28.9%, and on an organic basis was stable year-on-year.

Customers

We added 222,000 mobile contract customers, including migrations of prepaid customers. Vodafone Türkiye launched 5G services in April 2026 and now has the widest 5G coverage in the country, covering more than 30,000 km² across all 81 provinces. Following the launch, our 5G customer base has grown to over 7 million customers, and we have expanded our offering to include 5G fixed wireless access (‘FWA’) propositions.

Our ‘Ask Once’ initiative continues to support customer experience improvements, resulting in a 3.0 percentage point increase in the share of promoters across our customer base. As part of the initiative, we are committed to resolving queries within 24-hours and we have achieved a 96% resolution rate.

Customer loyalty has improved 13.0 percentage points year-over-year and in its first year, our customer loyalty platform, Vodafone Happy, received more than 300 million visits.

Africa ⫶ Double-digit service revenue and Adj. EBITDAaL growth

24%	€5.4bn		13.4%
of Group service revenue	Total revenue		Organic service revenue growth

32%	€2.1bn		18.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY271	H1 FY26	Reported	Organic
	€m	€m	growth %	growth %2
Total revenue	5,427	3,950	37.4
- Service revenue	4,504	3,183	41.5	13.4
- Other revenue	923	767
Adjusted EBITDAaL	2,058	1,347	52.8	18.0
Adjusted EBITDAaL margin	37.9%	34.1%

Notes:
1.
H1 FY27 includes the financial results of Safaricom on a 3-month fully consolidated basis. See page 29 for more information.
2.
Organic growth is a non-GAAP measure. See page 49 for more information.

Growth

Total revenue increased 37.4% to €5.4 billion due to strong service revenue growth and the consolidation of Safaricom’s financial results from 1 July 2026. Service revenue increased 41.5% and organic service revenue growth was 13.4% (Q1: 12.6%, Q2: 14.0%), with growth in all of Vodacom’s markets.

In South Africa, service revenue increased due to an improvement in prepaid mobile. This was driven by an acceleration in mobile data usage, supported by increasing smartphone adoption and our investment in network quality. Service revenue was also supported by financial services and Business digital services growth. Financial services continued to perform well with organic growth of 5.9% to €101 million, supported by strong demand for insurance products.

Safaricom delivered strong service revenue growth, with double-digit growth in Kenya supported by strong M-Pesa revenue growth, a larger customer base and higher demand for data. M-Pesa revenue increased 13.7% driven by growth in transaction volume and customer base expansion. Service revenue in Ethiopia grew strongly as we continue to build operational scale and accelerate the rollout of radio sites.

In Egypt, service revenue growth was maintained well above inflation and in euro terms. The result was driven by strong data demand, sustained customer base growth and financial services. Service revenue was also supported by higher ARPU as a result of further pricing actions implemented in May 2026. Our financial services product, Vodafone Cash continued to grow at a strong rate, with revenue increasing 74.3% on an organic basis to €113 million, now representing 10.1% of service revenue.

In Vodacom’s international markets, service revenue growth was supported by good commercial momentum across all markets, with sustained strong growth of M-Pesa and data revenue, driven by smartphone adoption. M-Pesa revenue increased 23.4% on an organic basis to €285 million and now represents 31.3% of service revenue.

Vodacom Business service revenue grew 36.5% with organic growth of 9.1% (Q1: 8.7%, Q2: 9.3%), driven by strong demand for core connectivity and digital services.

Adjusted EBITDAaL increased 52.8% also due to the consolidation of Safaricom from 1 July 2026. On an organic basis, Adjusted EBITDAaL increased 18.0% due to service revenue growth, our ongoing cost efficiency initiatives, and the lapping of prior year one-off impact in South Africa. The Adjusted EBITDAaL margin increased 3.8 percentage points year-on-year to 37.9%, and on an organic basis increased 1.6 percentage points year-on-year.

Customers

In South Africa, we added 120,000 mobile contract customers. We now have a mobile contract customer base of 7.1 million and a prepaid customer base of 41.9 million. Across our active customer base, 71.6% of our mobile customers use our data services. Our broadband customer base continued to grow, and we now provide fibre connectivity to 3.2 million households through Maziv, our open access fibre joint venture. Customers using our Vodapay super-app continued to increase, with good demand for our insurance, payments and lending marketplace services.

We added 2.8 million customers across Safaricom, and our customer base is now 79.0 million, with 67.9% of active mobile customers using our data services. Our M-Pesa customer base increased to 44.5 million active users.

In Egypt, we added 33,000 mobile contract customers and 2.1 million prepaid customers, supported by our market-leading customer experience and NPS leadership. Vodafone Cash reached 16.7 million users, including 2 million new customers in H1.

In Vodacom’s international markets, we added 3 million mobile customers, and our customer base is now 70.2 million, with 67.4% of active mobile customers using our data services. Smartphone adoption continued to increase, with a 42.6% penetration during the period. Our M-Pesa customer base increased by 1.2 million and now totals 30.5 million active users.

Vodafone Investments

Associates and joint ventures	H1 FY27	H1 FY26
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	12	125
VodafoneZiggo Group Holding B.V.	–	(60)
Safaricom PLC	76	115
Maziv Proprietary Limited	6	–
Other1 (including TPG Telecom Limited)	(69)	2
Share of results of equity accounted associates and joint ventures	25	182

Notes:
1.
The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.
2.
Excluding the economic benefit of 50% of Telenet's shareholding in the fibre-to-the-home network infrastructure vehicle Wyre B.V., which will be retained by Liberty Global.

Vantage Towers Joint Venture – 44.7% ownership

Total revenue increased 7.1% to €689 million, supported by 1,210 net new tenancies and 343 new macro sites. As a result, the tenancy ratio increased to 1.57x (FY26: 1.55x). During H1 FY27, Vantage Towers distributed €100 million (H1 FY26: €156 million) in dividends to Vodafone.

VodafoneZiggo Group Holding B.V. – 50.0% ownership until 30 July 2026

On 31 July 2026, we completed the sale of our interests in VodafoneZiggo Holding B.V. to Liberty Global Ltd for €1.0 billion in cash and a 10% equity stake in Ziggo Group, which owns 100% of both VodafoneZiggo and Liberty Global's Belgian subsidiary, Telenet Group Holding2 As a part of the transaction, Vodafone and Liberty Global have also agreed that Vodafone will continue to provide certain services, including brand licensing, to VodafoneZiggo with expected charges of €625 million over the next 10 years. See note 7 ‘Joint ventures and associates’ in the unaudited condensed consolidated financial statements for further information. Our investment in Ziggo Group is now accounted for as an investment at fair value through profit and loss. During H1 FY27, VodafoneZiggo distributed nil (H1 FY26: nil) in dividends to Vodafone and nil in interest (H1 FY26: €26 million in interest).

Safaricom PLC (Kenya) – 37.5% ownership until 30 June 2026

On 30 June 2026, we announced that Vodacom Group Ltd (‘Vodacom’) had completed the acquisition of an effective 20% of the issued share capital in Safaricom PLC (‘Safaricom’). Vodacom acquired 15% from the Government of Kenya for a cash consideration of KES 204 billion (€1.4 billion) and 5% from Vodafone for a cash consideration of KES 68 billion (€0.5 billion). Following completion of the acquisition, Safaricom is owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). A legal challenge over the validity of the acquisition remains ongoing in Kenya, see note 11 ‘Contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for further information. As a result, Safaricom is no longer accounted for as an associate and its contribution is included within consolidated operating results. Vodafone’s share of results in H1 FY27 reflects earnings from Safaricom for the first three months of the year. During H1 FY27, Safaricom distributed nil (H1 FY26: €69 million) in dividends to Vodafone.

Maziv Proprietary Limited (South Africa) – 19.5% ownership

Maziv Propriety Limited (‘Maziv’) is South African telecommunications and fibre infrastructure provider. In December 2025, Vodacom Group acquired a 30% stake in Maziv. The open access joint venture now provides fibre connectivity to 3.2 million households in South Africa.

TPG Telecom Limited Joint Venture (Australia) – 23.7% ownership

TPG Telecom Limited is a full-service telecommunications provider in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 23.7%, via an 11% direct stake in TPG and a 13% indirect stake, held through a 50:50 joint venture with CK Hutchison. The Group provides guarantees amounting to US$0.5 billion and €0.6 billion in relation to its 50% share in the loan facility. During H1 FY27, Vodafone received €25 million (H1 FY26: €10 million) in dividends from its direct stake in TPG.

Vodafone Idea Limited Joint Venture (India) – 16.1% ownership

As part of an agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments (the ‘CLAM’) between the Group and Vodafone Idea Limited (‘VIL’) in the event of the crystallisation and payment of certain identified contingent liabilities of the two merging parties. In December 2025 the Group reached an agreement with VIL in relation to a final settlement of the CLAM under which the Group’s interest in VIL’s equity reduced to 13.0% for accounting purposes in September 2026.  See note 7 ‘Joint ventures and associates’ for more information.

Net financing costs
	H1 FY27	H1 FY26	Reported
	€m	€m	change %
Investment and other income	288	1,085
Financing costs	(1,178)	(1,134)
Net financing costs	(890)	(49)	>-100%
Adjustments for:
Mark-to-market losses	11	177
Foreign exchange losses/(gains)	10	(101)
Adjusted net financing (costs)/income1	(869)	27	>-100%

Note:
1.
Adjusted net financing costs is a non-GAAP measure. See page 49 for more information.

Adjusted net financing costs of €869 million (H1 FY26: net financing income of €27 million), include nil (H1 FY26: €782 million) gain on certain bonds bought back prior to their maturity dates and interest on leases in the amount of €340 million (H1 FY26: €292 million).

Taxation
	H1 FY27	H1 FY26	Reported
	%	%	change pps
Effective tax rate	(864.3%)	50.2%	(914.5)
Adjusted effective tax rate1	23.3%	27.4%	(4.1)

Note:
1.
Adjusted effective tax rate is a non-GAAP measure. See page 49 for more information.

The Group’s Effective tax rate (‘ETR’) for H1 FY27 was (864.3)%, reflecting a tax charge on a loss before tax.

The ETR includes write-downs and remeasurements of deferred tax assets ('DTAs') of €2,247 million in the UK (H1 FY26: €nil) and €235 million in Germany (H1 FY26: €269 million). These are accounting adjustments with no current cash tax impact where the underlying attributes, principally tax losses and capital allowances, continue to be carried forward for future utilisation. See note 4 'Taxation' for further information. The ETR also reflects the non-deductible impairment loss in respect of Germany of €4,850 million, partly offset by the non-taxable gain of €3,022 million on the consolidation of Safaricom.

The Group's Adjusted ETR ('AETR') for H1 FY27 was 23.3% (H1 FY26: 27.4%). The AETR excludes certain items, including the UK and German DTA write-downs, remeasurements and non-recognition, the €165 million (H1 FY26: €172 million) utilisation of the Luxembourg loss DTA, the German impairment loss and the Safaricom consolidation gain. The 4.1 percentage point reduction was mainly driven by prior year deferred tax adjustments.

The ETR for H1 FY26 reflected a €269 million write-down of German deferred tax balances and a €172 million deferred tax charge relating to the utilisation of losses in Luxembourg. Excluding these and other items, the AETR for H1 FY26 was 27.4%.

Earnings per share
Reported
	H1 FY27	H1 FY26	change
	eurocents	eurocents	eurocents
Basic (loss)/earnings per share	(20.75)c	3.38c	(24.13)c
Adjusted basic earnings per share1	1.48c	6.92c	(5.44)c

Note:
   1. Adjusted basic earnings per share is a non-GAAP measure. See page 49 for more information.

Basic loss per share from operations was 20.75 eurocents, compared to basic earnings per share of 3.38 eurocents for H1 FY26. The decrease was primarily due to a lower operating profit, as the impairment of Germany outweighed a gain on the remeasurement of our previously held interest in Safaricom to fair value, and higher taxation following the deferred tax asset charges in Germany and the UK, offset by lower investment income compared to the comparative period.

 Adjusted basic earnings per share was 1.48 eurocents, compared to 6.92 eurocents for H1 FY26. The decrease was primarily due to a lower adjusted profit before tax due to a decrease in investment income compared to the comparative period.

Cash flow & funding

Analysis of cash flow
	H1 FY27	H1 FY26	Reported
	€m	€m	change %
Inflow from operating activities	6,354	5,092	24.8
Outflow from investing activities	(3,349)	(1,874)	(78.7)
Outflow from financing activities	(6,937)	(6,918)	(0.3)
Net cash outflow	(3,932)	(3,700)	(6.3)
Cash and cash equivalents at the beginning of the financial period	8,913	10,893
Exchange gain/(loss) on cash and cash equivalents	65	(192)
Cash and cash equivalents at the end of the financial period	5,046	7,001

Cash inflow from operating activities increased to €6,354 million, reflecting higher cash generated by operations.

Outflow from investing activities increased by €1,475 million to €3,349 million, primarily due to the purchase of an additional 15% stake in Safaricom (€1,125 million, net of cash acquired of €254 million), lower net inflow in respect of short-term investments and higher outflows in respect of the purchase of property, plant and equipment, offset by an inflow of €973 million from the disposal of VodafoneZiggo. Short-term investments include highly liquid government and government-backed securities, managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased to €6,937 million resulting from transactions with NCI, including the buyout of the remaining 49% of VodafoneThree (€5,019 million), offset by lower net cash outflows in respect of repayment of borrowings, lower net movement in short term borrowings, and lower cash outflows in respect of the purchase of treasury shares following the completion of the share buyback programme.

Analysis of cash flow (continued)
	H1 FY27	H1 FY26	Reported
	€m	€m	change %
Adjusted EBITDAaL1	6,451	5,728	12.6
Capital additions2	(3,320)	(2,800)
Working capital3	(2,276)	(2,717)
Disposal of property, plant and equipment and intangible assets	17	14
Integration capital additions	(64)	(21)
Restructuring costs including working capital movements4	(320)	(122)
Licences and spectrum	(21)	(45)
Interest received and paid5,6	(393)	(455)
Taxation	(706)	(522)
Dividends received from associates and joint ventures	125	235
Dividends paid to non-controlling shareholders in subsidiaries	(398)	(141)
Other	60	75
Free cash flow1	(845)	(771)	(9.6)
Acquisitions and disposals	(6,957)	(1,722)
Equity dividends paid	(544)	(558)
Share buybacks	(92)	(973)
Foreign exchange loss	(98)	(14)
Other movements in net debt6	474	496
Net debt increase1	(8,062)	(3,542)
Opening net debt1	(25,411)	(22,397)
Closing net debt1	(33,473)	(25,939)	(29.0)

Free cash flow1	(845)	(771)
Adjustments:
- Licences and spectrum	21	45
- Restructuring costs including working capital movements4	320	122
- Integration capital additions	64	21
Adjusted free cash flow1	(440)	(583)

Notes:
1.
Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 49 for more information.
2.
See page 62 for an analysis of tangible and intangible additions in the year.
3.
Includes the impact of €184 million of Trade payables for which the Group has extended payment terms from 30 to 90 days through the use of reverse factoring at 30 September 2026 (31 March 2026: €128 million).
4.
Includes working capital in respect of integration capital additions.
5.
Interest received and paid excludes €341 million outflow (H1 FY26: €291 million outflow) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL.
6.
Other movements in net debt includes €908 million in settlement of a loan receivable from VodafoneZiggo, offset by €213m advanced to the Government of Kenya under a dividend purchase agreement (see Note 9). Other movements in net debt for H1 FY26 includes €782 million in relation to gains on certain bonds bought back prior to their maturity date.

Acquisitions and disposals include the buyout of the remaining 49% of VodafoneThree (€5,019 million), the purchase of an additional 15% stake in Safaricom (€1,379 million) and net debt acquired in the Safaricom transaction of €537 million.

Adjusted free cash flow was an outflow of €440 million in the period, representing an improvement of €143 million compared to the comparative period. This primarily reflects higher adjusted EBITDAaL and lower working capital which outweighed higher capital additions, dividends paid and taxation outflows.

Borrowings and cash position
	H1 FY27	Year-end FY26	Reported
	€m	€m	change %
Non-current borrowings	(49,991)	(45,506)
Current borrowings	(6,824)	(7,130)
Borrowings	(56,815)	(52,636)
Cash and cash equivalents	5,133	8,982
Borrowings less cash and cash equivalents	(51,682)	(43,654)	(18.4)

Borrowings include bonds of €36,092 million (31 March 2026: €33,828 million), lease liabilities of €12,777 million (31 March 2026: €12,388 million), cash collateral liabilities of €1,341 million (31 March 2026: €1,644 million) and loans and other borrowings of €6,605 million (31 March 2026: €4,776 million).

The increase in borrowings of €4,179 million was driven by an increase in bonds (€2,264 million), primarily due to the issue of new bonds, together with an increase in bank loans (€1,195 million), which outweighed a decrease in cash collateral liabilities (€303 million).

Funding position
	H1 FY27	Year-end FY26	Reported
	€m	€m	change %
Bonds	(36,092)	(33,828)
Bank loans	(2,578)	(1,383)
Other borrowings including spectrum	(4,027)	(3,393)
Gross debt1	(42,697)	(38,604)	(10.6)
Cash and cash equivalents	5,133	8,982
Non-current investments in sovereign securities	407	915
Short-term investments2	3,257	3,431
Derivative and other financial instruments3	489	340
Net collateral liabilities4	(62)	(475)
Net debt1	(33,473)	(25,411)	(31.7)

Notes:
1.
Gross debt and Net debt are non-GAAP measures. See page 49 for more information.
2.
Short-term investments include €nil (31 March 2026: €217 million) of highly liquid government and government-backed securities and managed investment funds of €3,257 million (31 March 2026: €3,214 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.
Derivative and other financial instruments exclude derivative movements in cash flow hedging reserves of €153 million gain (31 March 2026: €823 million gain).
4.
Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €8,062 million to €33,473 million. This was driven by a free cash outflow of €845 million, together with outflows in relation to acquisitions and disposals including the VodafoneThree and Safaricom transactions (€6,957 million), equity dividends (€544 million) and share buybacks (€92 million), offset by other movements (€474 million).

Other funding considerations include:
	H1 FY27	Year-end FY26
	€m	€m
Lease liabilities	(12,777)	(12,388)
Pension fund liabilities	(178)	(206)
Guarantees over loan issued by Australia joint venture	(1,038)	(1,031)
Equity characteristic of 50% attributed by credit rating agencies to ‘Hybrid bonds’ included in net debt, EUR swapped value of €7,594 million (€7,594 million as at 31 March 2026)	3,797	3,797

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €755 million higher value (€839 million higher as at 31 March 2026) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would increase by €1 million (€173 million increase as at 31 March 2026).

Return on capital employed

Return on capital employed (‘ROCE’) reflects how efficiently we are generating profit with the capital we deploy.  We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

The table below presents adjusted ROCE metrics.
	H1 FY27	H1 FY26	Reported
	%	%	Change pps
Pre-tax ROCE (controlled)1	6.7%	7.2%	(0.5)
Post-tax ROCE (controlled and associates/joint ventures)1	4.5%	4.8%	(0.3)

Note:
1.
The half-year ROCE calculation is based on returns for the 12 months ended 30 September. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 49 for more information.

ROCE calculated using GAAP measures for the 12 months ended 30 September 2026 was 1.3% (H1 FY26: -0.6%), impacted by higher operating profit.

Funding facilities

As at 30 September 2026, the Group had undrawn revolving credit facilities of €7.6 billion comprising euro and US dollar revolving credit facilities of €4.1 billion and US$4.0 billion (€3.5 billion) which mature in 2031 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€13 billion) and €10 billion respectively.

Post employment benefits

As at 30 September 2026, the Group’s net surplus of scheme assets over scheme liabilities was €184 million (€82 million net surplus as at 31 March 2026).

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days concluding one week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 2.306 eurocents (H1 FY26: 2.25 eurocents).

The ex-dividend date for the interim dividend is 19 November 2026 for ordinary shareholders and 20 November 2026 for ADR holders, the record date is 20 November 2026 and the dividend is payable on 3 February 2027.

Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 13 January 2027. Alternatively, shareholders may participate in the dividend reinvestment plan and elections must be made by 13 January 2027. More information can be found at vodafone.com/dividends

Other significant developments

Board changes

Hatem Dowidar resigned from the Board on 10 July 2026.

The following Board changes took effect after the conclusion of the 2026 Annual General Meeting in July:

−     Olaf Koch was appointed as a Non-Executive Director.

−     Amparo Moraleda retired from the Board and as Chair of the ESG Committee and Remuneration Committee.

−     Anne-Françoise Nesmes was appointed Chair of the ESG Committee.

−     Christine Ramon was appointed Chair of the Remuneration Committee.

Risk factors

Principal risks

The Group operates in a rapidly changing external environment and continues to manage a broad range of risks that could impact on the achievement of its strategic objectives, operational performance, financial results, and long-term value creation. The principal risks that could have a significant effect on the Group's performance are set out below.

Adverse external changes in the regulatory and policy environment

Significant adverse changes to the external environment that could impact our strategy, resulting in increased costs, creating a competitive disadvantage, or having a negative impact on our return on capital employed.

Adverse macroeconomic, liquidity, funding, and market risk

The risk of financial loss or operational disruptions due to the inefficient use of funds, inability to access capital markets on reasonable terms, or manage deteriorating market conditions.

Adverse market competition

Accelerated traditional competition, unmet customer expectations for leading-edge technology in networks, and the risk of disintermediation from disruptive technologies or market consolidation could weaken our competitive position, resulting in market share losses, reduced pricing power, and lower profitability.

Cyber threat

An external attack, insider threat, or supplier breach causes service disruption or data breach.

Data management and privacy

Data privacy breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality, data unavailability, or failure to retain or dispose of data appropriately could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customer expectations.

IT availability and transformation

Failures or disruptions of IT systems and infrastructure or the inability to modernise and manage the IT environment could negatively impact operations, services, customer experience, or financial performance.

Legal and regulatory risk

The risk of not complying with applicable regulation may lead to penalties, financial loss, criminal, and/or civil action, and reputational damage.

Network failure

Major network outages could lead to dissatisfied customers and/or impact revenue.

Strategic transformation execution

Failure to effectively transform Vodafone to adapt to future challenges and demands that could increase operational complexity, as well as impact growth and competitiveness.

Supply chain disruption

The risk of disruption in the supply chain and over-reliance on key suppliers may result in the inability to execute strategic plans, increase costs, limit supplier options, and adversely impact network quality.

Vodafone continues to actively monitor and manage its principal risks through its established Risk Management Framework. Principal risks are regularly reviewed by management and periodically reported to the Group Risk and Compliance Committee and to the Group Audit and Risk Committee for oversight and challenge.

Emerging risks

Emerging risks are inherently uncertain and evolving risks that could materially impact our strategic objectives, business model, operations, and long-term value creation. The Group identifies and assesses these risks through ongoing analysis of internal developments and external legal, regulatory, political, economic, societal, technological, and environmental trends. Where appropriate, emerging risks are subject to enhanced management attention, additional governance oversight or elevation to principal risk status.

Responsibility statement

We confirm that to the best of our knowledge:

-       The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and

-       The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc Board of Directors can be found at:

www.vodafone.com/board

By Order of the Board
Maaike de Bie
Group General Counsel and Company Secretary

10 November 2026

Unaudited condensed consolidated financial statements

Consolidated income statement
		Six months ended 30 September
		2026	2025
	Note	€m	€m
Revenue	2	21,853	19,609
Cost of sales		(14,651)	(13,229)
Gross profit		7,202	6,380
Selling and distribution expenses		(1,692)	(1,529)
Administrative expenses		(3,280)	(2,750)
Net credit losses on financial assets		(257)	(207)
Share of results of equity accounted associates and joint ventures		25	182
Impairment charge	3	(4,850)	–
Other income	9	3,369	86
Operating profit	2	517	2,162
Investment and other income		288	1,085
Financing costs		(1,178)	(1,134)
(Loss)/profit before taxation		(373)	2,113
Income tax expense	4	(3,224)	(1,061)
(Loss)/profit for the financial period		(3,597)	1,052

Attributable to:
– Owners of the parent		(4,789)	829
– Non-controlling interests		1,192	223
(Loss)/profit for the financial period		(3,597)	1,052

(Loss)/earnings per share
– Basic	5	(20.75)c	3.38c
– Diluted	5	(20.75)c	3.36c

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income
	Six months ended 30 September
	2026	2025
	€m	€m
(Loss)/profit for the financial period	(3,597)	1,052
Other comprehensive income:
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	678	(812)
Foreign exchange translation differences recycled on disposal	187	–
Other, net of tax1	(536)	18
Total items that may be reclassified to the income statement in subsequent periods	329	(794)
Items that will not be reclassified to the income statement in subsequent years:
Fair value (losses)/gains on equity instruments classified as Other investments, net of tax	(192)	242
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	19	(1)
Total items that will not be reclassified to the income statement in subsequent periods	(173)	241
Other comprehensive income/(expense)	156	(553)
Total comprehensive (expense)/income for the financial period	(3,441)	499

Attributable to:
– Owners of the parent	(4,753)	393
– Non-controlling interests	1,312	106
	(3,441)	499

Note:
1.
Principally includes the impact of the Group’s cash flow hedges recognised in other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of financial position
		30 September	31 March
		2026	2026
	Note	€m	€m
Non-current assets
Goodwill		20,324	21,918
Other intangible assets		17,790	14,359
Property, plant and equipment		36,713	34,193
Investments in associates and joint ventures	7	6,033	6,492
Other investments		1,458	2,087
Deferred tax assets		15,431	18,068
Post employment benefits		362	288
Trade and other receivables		5,224	5,221
		103,335	102,626
Current assets
Inventory		779	596
Taxation recoverable		137	186
Trade and other receivables		11,499	10,584
Other investments		6,107	6,770
Cash and cash equivalents		5,133	8,982
		23,655	27,118
Assets held for sale	7	–	174
Total assets		126,990	129,918

Equity
Called up share capital		3,950	3,950
Additional paid-in capital		150,423	150,312
Treasury shares		(6,550)	(6,704)
Accumulated losses		(134,733)	(126,532)
Accumulated other comprehensive income		29,643	29,607
Total attributable to owners of the parent		42,733	50,633
Non-controlling interests		4,050	3,732
Total equity		46,783	54,365

Non-current liabilities
Borrowings		49,991	45,506
Share of net liabilities in joint ventures and associates	7	143	102
Deferred tax liabilities		1,620	1,043
Post employment benefits		178	206
Provisions		1,316	1,261
Non-debt liabilities in respect of written put options		299	107
Trade and other payables		3,925	3,333
		57,472	51,558
Current liabilities
Borrowings		6,824	7,130
Taxation liabilities		525	555
Provisions		750	731
Trade and other payables		14,636	15,579
		22,735	23,995
Total equity and liabilities		126,990	129,918

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2025	4,319	149,834	(6,791)	(94,617)	52,745	1,171	53,916
Issue or reissue of shares	–	1	76	(77)	–	–	–
Share-based payments	–	31	–	–	31	3	34
Acquisition of subsidiaries	–	–	–	–	–	1,120	1,120
Transactions with non-controlling interests in subsidiaries	–	–	–	1,206	1,206	1,536	2,742
Comprehensive income	–	–	–	393	393	106	499
Dividends	–	–	–	(558)	(558)	(144)	(702)
Purchase of treasury shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Cancellation of shares	(130)	130	680	(680)	–	–	–
30 September 2025	4,189	149,996	(7,035)	(94,333)	52,817	3,792	56,609

1 April 2026	3,950	150,312	(6,704)	(96,925)	50,633	3,732	54,365
Issue or reissue of shares	–	48	154	(191)	11	113	124
Share-based payments	–	63	–	–	63	5	68
Acquisition of subsidiaries3	–	–	–	–	–	1,959	1,959
Transactions with non-controlling interests in subsidiaries3	–	–	–	(2,677)	(2,677)	(2,670)	(5,347)
Comprehensive (expense)/income	–	–	–	(4,753)	(4,753)	1,312	(3,441)
Dividends	–	–	–	(544)	(544)	(401)	(945)
30 September 2026	3,950	150,423	(6,550)	(105,090)	42,733	4,050	46,783

Notes:
1.
Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.
Includes accumulated losses and accumulated other comprehensive income.
3.
See Note 9 ‘Acquisitions and disposals’ for further information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
		Six months ended 30 September
		2026	2025
	Note	€m	€m
Inflow from operating activities	8	6,354	5,092

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	9	(1,125)	27
Purchase of interests in associates and joint ventures		(145)	(68)
Purchase of intangible assets		(924)	(968)
Purchase of property, plant and equipment		(3,162)	(2,453)
Purchase of investments		(191)	(530)
Disposal of interests in associates and joint ventures		65	20
Disposal of property, plant and equipment and intangible assets		103	15
Disposal of investments		1,637	1,566
Dividends received from associates and joint ventures		125	235
Interest received		268	282
Outflow from investing activities		(3,349)	(1,874)

Cash flows from financing activities
Proceeds from issue of long-term borrowings		3,969	4,092
Repayment of borrowings		(3,638)	(7,494)
Net movement in short-term borrowings		(86)	(975)
Net movement in derivatives		(32)	56
Interest paid		(1,004)	(1,028)
Purchase of treasury shares		(92)	(973)
Issue of ordinary share capital and reissue of treasury shares		11	–
Equity dividends paid		(544)	(558)
Dividends paid to non-controlling shareholders in subsidiaries		(398)	(141)
Payments to non-controlling shareholders in subsidiaries	9	(5,320)	(22)
Receipts from non-controlling shareholders in subsidiaries	9	197	125
Outflow from financing activities		(6,937)	(6,918)

Net cash outflow		(3,932)	(3,700)
Cash and cash equivalents at the beginning of the financial period1		8,913	10,893
Exchange gain/(loss) on cash and cash equivalents		65	(192)
Cash and cash equivalents at the end of the financial period1,2		5,046	7,001

Notes:
1.
Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €5,133 million (€7,087 million as at 30 September 2025), together with overdrafts of €87 million (€86 million as at 30 September 2025).
2.
Includes €63 million of restricted cash (€nil as at 30 September 2025).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2026:

●
are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the United Kingdom, and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority;

●
are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s Annual Report for the year ended 31 March 2026;

●
apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2026, which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

●
include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

●
do not constitute statutory accounts within the meaning of section 434(3) of the UK Companies Act 2006; and

●
were approved by the Board of Directors on 10 November 2026.

The information relating to the year ended 31 March 2026 is extracted from the Group’s published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the auditor’s report was unqualified and did not contain any emphasis of matter of statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has €5.0 billion of cash and cash equivalents as at 30 September 2026 which, together with undrawn revolving credit facilities of €7.6 billion, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including December 2027 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1 Basis of preparation (continued)

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates are disclosed in the Group’s Annual Report for the year ended 31 March 2026.

Potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite-lived intangible assets at 31 March. At interim reporting periods, the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group’s cash generating units may not be recoverable. As part of this assessment as at 30 September 2026, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2026.

See note 3 ‘Impairment review’ for further information.

New joint venture partner for OXG Glasfaser Beteiligungs GmbH

In August 2026, agreement was reached for the disposal by Geodesia Holdings S.à r.l., the Group’s joint venture partner, of its 50% interest in OXG Glasfaser Beteiligungs GmbH (‘OXG’) to Itaparica Investments S.A. (‘Itaparica’), a subsidiary of Société Générale S.A. The transaction completed on 29 October 2026.  As part of the agreement, Itaparica has agreed to provide equity funding to OXG (see note 10 ‘Fair value of financial instruments’).  Itaparica is exposed to variability in the returns from its investment, subject to a guaranteed minimum return and a maximum return.

Key decisions relating to OXG will be made jointly by Itaparica and the Group and, accordingly, OXG remains an equity-accounted joint venture.

See note 7 ‘Joint ventures and associates’ and note 10 ‘Fair value of financial instruments’ for further information.

Consolidation of Safaricom PLC

The Group obtained a controlling shareholding in Safaricom PLC (‘Safaricom’) on 30 June 2026 via the acquisition of 15% of Safaricom’s equity from the Government of Kenya (‘the Government’). The acquisition of the 15% Safaricom equity from the Government is subject to a judgement issued by the Kenyan High Court on 15 September 2026 in which the court nullified the transaction (‘the Judgement’); the Judgement is subject to an appeal hearing (see note 11 ‘Contingent liabilities and legal proceedings’). A separate Court of Appeal order on 13 October 2026 requires the prevailing status quo in respect of the shares and purchase consideration to be maintained pending the hearing of the appeal. The acquired shares therefore remain registered to Vodafone Kenya Limited and the Group retains the related rights. As a result, the Group continues to consolidate Safaricom. The ultimate outcome of the appeal remains uncertain and, if the appeal is unsuccessful, the implications on the Group’s accounting will be reassessed.

Also see note 9 ‘Acquisitions and disposals’ for further information.

Notes to the unaudited condensed consolidated financial statements

1 Basis of preparation (continued)

Hyperinflationary economies

The Turkish economy was designated as hyperinflationary from 30 June 2022. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish operations, whose functional currency is Turkish lira, from 1 April 2022.

In applying IAS 29, the Turkish lira results and non-monetary asset and liability balances for relevant financial periods have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute. Comparative periods are not restated per IAS 21 ‘The Effects of Changes in Foreign Exchange rates’. The Turkish index has risen by 13.0% (2025: 14.0%) during the six months ended 30 September 2026. The revalued balances are translated to euros at the reporting date exchange rate of €1: 55.68 TRL (2025: €1: 48.86 TRL), applying IAS 21.

For the Group’s operations in Türkiye:

●
The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the Consolidated income statement within Other income.

●
The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the Consolidated statement of cash flows.

●
The Group has presented the equity revaluation effects and the impact of currency movements within Other comprehensive income as such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments for the Group’s Turkish operations on the unaudited condensed consolidated financial statements are shown below.

	Increase/(decrease)
	2026	2025
Impact on the consolidated income statement for the six months ended 30 September	€m	€m
Revenue	20	(12)
Operating profit1	(146)	(159)
(Loss)/profit for the financial period1	(197)	(200)

	Increase
	30 September	31 March
	2026	2026
Impact on the consolidated statement of financial position	€m	€m
Net assets	956	895
Equity attributable to owners of the parent	956	895
Non-controlling interests	–	–

Note:
1.
Includes €118 million gain on the net monetary assets/liabilities (Six months ended 30 September 2025: €58 million gain).

New accounting pronouncements adopted

On 1 April 2026, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group’s Annual Report for the year ended 31 March 2026.

Notes to the unaudited condensed consolidated financial statements

2 Segmental analysis

Operating segments

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices.

The operating segments for Germany, UK, Türkiye and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided.

The aggregation of smaller operating segments into the Other Europe reporting segment reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. The Other Europe reporting segment (Portugal, Ireland, Greece, Romania, Czech Republic and Albania), largely reflects countries with membership of, or a close association with, the European Union.

Africa predominantly comprises the Group’s operations in Africa as part of the Vodacom group in South Africa, Egypt, Kenya (as part of Safaricom PLC - see note 9 ‘Acquisitions and disposals’), Tanzania, Mozambique, Democratic Republic of Congo and  Lesotho.

Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group’s revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2026.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2026
Germany	5,483	435	5,918	126	9	6,053	2,139
UK	4,040	757	4,797	32	29	4,858	984
Other Europe	2,520	336	2,856	42	14	2,912	772
Türkiye	1,523	276	1,799	4	33	1,836	531
Africa2	4,504	595	5,099	310	18	5,427	2,058
Common Functions3	404	19	423	445	–	868	(33)
Eliminations	(65)	–	(65)	(36)	–	(101)	–
Group	18,409	2,418	20,827	923	103	21,853	6,451

Notes:
1.
Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.
Total revenue in Africa of €5,427 million includes €2,425 million attributable to South Africa.
3.
Comprises corporate functions and shared operations.

Notes to the unaudited condensed consolidated financial statements

2 Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2025.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2025
Germany	5,425	396	5,821	166	9	5,996	2,191
UK	3,664	701	4,365	18	26	4,409	884
Other Europe	2,415	331	2,746	48	10	2,804	835
Türkiye	1,327	237	1,564	3	34	1,601	485
Africa2	3,183	499	3,682	252	16	3,950	1,347
Common Functions3	388	23	411	559	–	970	(14)
Eliminations	(75)	–	(75)	(46)	–	(121)	–
Group	16,327	2,187	18,514	1,000	95	19,609	5,728

Notes:
1.
Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.
Total revenue in Africa of €3,950 million includes €2,175 million attributable to South Africa.
3.
Comprises corporate functions and shared operations.

A reconciliation of Adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit before taxation for the financial period is shown below.
	Six months ended 30 September
	2026	2025
	€m	€m
Adjusted EBITDAaL	6,451	5,728
Restructuring costs1	(317)	(186)
Interest on lease liabilities	340	292
(Loss)/gain on disposal of property, plant and equipment and intangible assets	(9)	155
Depreciation and amortisation on owned assets	(4,492)	(4,095)
Share of results of equity accounted associates and joint ventures	25	182
Impairment charge	(4,850)	–
Other income	3,369	86
Operating profit	517	2,162
Investment and other income	288	1,085
Financing costs	(1,178)	(1,134)
(Loss)/profit before taxation	(373)	2,113

Note:
1.
Restructuring costs include €86 million (2025: €130 million) relating to depreciation on leased assets. See page 62 for further information.

Notes to the unaudited condensed consolidated financial statements

2 Segmental analysis (continued)

The Group’s non-current assets are disaggregated in the table below.
	30 September	31 March
	2026	2026
	€m	€m
Non-current assets1
Germany	30,932	36,746
UK	13,876	13,953
Other Europe	7,306	7,451
Türkiye	2,928	2,781
Africa	17,646	7,344
Common Functions	2,139	2,195
Group	74,827	70,470

Note:
1.
Comprises goodwill, other intangible assets and property, plant and equipment.

Notes to the unaudited condensed consolidated financial statements

3 Impairment review

A value in use assessment was performed for Vodafone Germany following an increase in government bond yields over the period since year-end.

The Group has recorded an impairment charge of €4.85 billion with respect to its investment in Germany. The impairment charge relates solely to goodwill and is recognised in the consolidated income statement within operating profit. The impairment charge reflects a significant increase in the discount rate arising from higher yields on German government bond rates and an updated plan of the financial performance of Vodafone Germany. For impairment purposes only, the cash flows in this plan have been reduced to remove the net financial benefit of announced but uncommitted restructuring plans. The carrying value of Vodafone Germany has been reduced to a value in use estimate of €25.5 billion.

Value in use assumptions

The table below shows key assumptions used in the value in use calculation:

Germany
Pre-tax risk adjusted discount rate1	8.0%
Long-term growth rate	1.2%
Projected adjusted EBITDAaL CAGR2	1.7%
Projected capital expenditure2	19.1% -20.2%

Sensitivity analysis

The following sensitivity analysis for the Group’s operations in Germany reflects changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

Government bond yields are a component of our pre-tax discount rate and, were they to be higher at the next balance sheet date than current levels would, in isolation, give rise to a further impairment charge.

Recoverable amount less carrying value
Germany
€bn
Base case (prior to impairment charge recognition)	(4.9)

Change in pre-tax discount rate
- Decrease by 0.5pps	(2.6)
- Increase by 0.5pps	(6.8)

Change in projected adjusted EBITDAaL CAGR2
- Decrease by 2.0pps	(7.5)
- Increase by 2.0pps	(1.9)

Notes:
1.
The pre-tax adjusted discount rate used in the value in use calculations for the year ended 31 March 2026 was 7.5%.
2.
Projected 5-year adjusted EBITDAaL CAGR is the compound annual growth rate from the end of FY27 of Vodafone Germany’s business plan. Projected capital expenditure (which excludes licences and spectrum) is expressed as capital expenditure as a percentage of revenue from the end of FY27 in the business plan.

Notes to the unaudited condensed consolidated financial statements

4 Taxation
	Six months ended 30 September
	2026	2025
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(37)	(18)
Adjustments in respect of prior periods	2	(3)
Overseas current tax (expense)/income
Current period	(660)	(439)
Adjustments in respect of prior periods	–	7
Total current tax expense	(695)	(453)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(2,247)	(143)
Overseas deferred tax	(282)	(465)
Total deferred tax expense	(2,529)	(608)

Total income tax expense	(3,224)	(1,061)

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2026 includes a deferred tax charge of €165 million relating to the utilisation of losses in Luxembourg. The Group does not currently recognise deferred tax assets forecast to be utilised more than 60 years after the balance sheet date. For the recognised losses, there is no material change from the year-end expected recovery period of 46-50 years. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group’s tax losses can be found in Note 6 ‘Taxation’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2026.

On 7 October 2026, the Luxembourg Government announced plans to reduce the corporate income tax rate by one percentage point and remove the 17-year expiry on tax losses incurred from 2017 onwards. If both measures are enacted in H2 as expected, the rate reduction would reduce the recognised deferred tax asset by approximately €630 million. The removal of the expiry period is not expected to result in recognition of an additional deferred tax asset for those losses, as they would only be used once the Group's substantial pre-2017 losses have been fully utilised.

Notes to the unaudited condensed consolidated financial statements

4 Taxation (continued)

Deferred tax assets in the UK

Following the Group’s buy-out of CK Hutchison from the VodafoneThree joint venture in July 2026, the VodafoneThree and Group UK tax groups formed a single UK tax group. Forecasts for this group indicate that external borrowing and other treasury and head office costs would provide annual relief against taxable profits in VodafoneThree. As such, the Group has concluded that beyond taxable profits arising from the reversal of existing deferred tax liabilities, there are insufficient expected future taxable profits in the UK tax group entities to support recognition of additional deferred tax assets.

This results in the derecognition of €2,247 million of brought forward deferred tax assets, and non-recognition of €143 million of current year deferred tax assets; total €2,390 million. These are accounting adjustments with no current cash tax impact where the underlying attributes, principally tax losses and capital allowances, continue to be carried forward for future utilisation. The Group expects this position to result in ongoing volatility in the effective tax rate reported in the income statement, principally when any brought forward unrecognised tax assets are utilised or from movements in deferred tax liabilities arising primarily from fair-valued swaps and other investments measured at fair value through Other Comprehensive Income. These movements will be excluded from the AETR.

Deferred tax assets in Germany

The Group has reassessed the recoverability of its German deferred tax assets based on updated profit forecasts and performed sensitivity analysis, given the long period over which tax losses are expected to be utilised. As a result, the Group has written down its corporate income tax deferred tax asset by €169 million and has not recognised €45 million of additional deferred tax assets on losses in the current period. These equate to a 25% reduction in the deferred tax assets on losses not supported by deferred tax liabilities. These are accounting adjustments with no current cash tax impact where the underlying attributes, principally tax losses, continue to be carried forward for future utilisation. The remaining €821 million of corporate income tax deferred tax assets on losses is forecast to be utilised over approximately 50 years. Trade tax deferred tax assets on losses of €408 million remain fully recognised and are forecast to be used within 8 years.

Following the phased corporate income tax rate reductions between 2028 and 2032, enacted in July 2025, a €66 million charge arose to remeasure the deferred tax balances, based on when the Group expects they will unwind following the updated profit forecast. Further remeasurements will continue to arise until the final rate reduction becomes effective in 2032. Together, the €169 million write-down and the €66 million tax rate charge total €235 million.

Notes to the unaudited condensed consolidated financial statements

5 Earnings per share

	Six months ended 30 September
	2026	2025
	Millions	Millions
Weighted average number of shares for basic earnings per share	23,078	24,509
Effect of dilutive potential shares: restricted shares and share options	–	133
Weighted average number of shares for diluted earnings per share	23,078	24,642

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
	2026	2025
	€m	€m
(Loss)/profit for basic and diluted earnings per share	(4,789)	829

	eurocents	eurocents
Basic (loss)/earnings per share	(20.75)	3.38
Diluted (loss)/earnings per share	(20.75)	3.36

All operations are classified as continuing operations.

6 Dividends

	Six months ended 30 September
	2026	2025
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2026: 2.3625 eurocents per share	544	558
(2025: 2.25 eurocents per share)

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2027: 2.306 eurocents per share	534	537
(2026: 2.25 eurocents per share)

Notes to the unaudited condensed consolidated financial statements

7 Joint ventures and associates

	30 September	31 March
	2026	2026
	€m	€m
Oak Holdings 1 GmbH	5,178	5,207
VodafoneZiggo Group Holdings B.V.	–	–
Other	129	87
Investments in joint ventures	5,307	5,294

Safaricom PLC1	–	539
Maziv Proprietary Limited	713	623
Other	13	36
Investments in associates	726	1,198

Investments in joint ventures and associates	6,033	6,492

TPG Telecom Limited	(143)	(102)
Share of net liabilities in associates	(143)	(102)

Note:
1. A controlling interest in Safaricom PLC was purchased in June 2026, at which time it became a subsidiary of the Group. See note 9 ‘Acquisitions and disposals’ for further information.

VodafoneZiggo - Assets held for sale

The Group’s investment in VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) was classified as held for sale at 31 March 2026.

On 31 July 2026, the Group completed the sale of its interests in VodafoneZiggo to Liberty Global Ltd (‘Liberty Global’). The transaction consideration comprised cash of €973 million and a 10% shareholding in Liberty Global Holding B.V. (‘Ziggo Group’), which owns 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding. €908 million of the transaction proceeds were used to settle the Group’s loan receivable from VodafoneZiggo and are recorded in Disposal of investments in the Consolidated statement of cashflows, with the remaining €65 million recorded in Disposal of interests in associates and joint ventures. A gain of €26 million has been recognised in Other Income in the consolidated income statement in relation to the transaction.

OXG Glasfaser Beteiligungs GmbH (‘OXG’)

The Group has made certain commitments to its new joint venture partner in OXG.

See note 10 ‘Fair value of financial instruments’ for further information.

Vodafone Idea Limited (‘VIL’)

On 31 December 2025, the Group reached an agreement with VIL to settle certain obligations under which the Group set aside 3.1% of VIL’s equity (3,280 million shares) for VIL’s benefit.  During September 2026, the Group put in place a documents escrow arrangement which gives VIL effective control over the disposal of these shares resulting in the de-recognition of the shares and a remaining 13.0% equity investment for accounting purposes.  The earmarked shares were held at nil value in the Group’s consolidated statement of financial position and the Group has recognised a gain of €256 million in Other income in the consolidated income statement on settlement of this obligation.

Notes to the unaudited condensed consolidated financial statements

8 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2026	2025
	€m	€m
(Loss)/profit for the financial period	(3,597)	1,052
Investment and other income	(288)	(1,085)
Financing costs	1,178	1,134
Income tax expense	3,224	1,061
Operating profit	517	2,162
Adjustments for:
Share-based payments and other non-cash charges	54	38
Depreciation and amortisation	6,545	5,960
Loss/(gain) on disposal of property, plant and equipment and intangible assets	1	(154)
Share of results of equity accounted associates and joint ventures	(25)	(182)
Impairment reversal	4,850	–
Other income	(3,369)	(86)
(Increase)/decrease in inventory	(90)	8
Increase in trade and other receivables	(627)	(767)
Decrease in trade and other payables	(796)	(1,379)
Cash generated by operations	7,060	5,600
Taxation	(706)	(508)
Inflow from operating activities	6,354	5,092

Notes to the unaudited condensed consolidated financial statements

9 Acquisitions and disposals

Purchase of subsidiaries

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amount of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

The aggregate cash consideration in respect of the purchase of subsidiaries, net of cash acquired, is summarised below.

	Six months ended 30 September
	2026	2025
	€m	€m
Stake increase in Safaricom PLC	(1,379)	–
Net cash acquired	254	27
	(1,125)	27

Stake increase in Safaricom PLC

On 30 June 2026, the Group announced that its African subsidiary, Vodacom Group Ltd (‘Vodacom’) had completed the acquisition of 15% of the issued share capital in Safaricom PLC (‘Safaricom’) from the Government of Kenya for cash consideration of KES 204 billion (€1.4 billion). The acquisition has increased the Group’s shareholding in Safaricom to 55%, resulting in a controlling equity interest for the Group; consequently, Safaricom is consolidated by the Group from the purchase date.

The primary reasons for acquiring the business are to further enhance the Group’s earnings profile, broaden our exposure to attractive high-growth markets and increase the contribution from financial services and digital businesses.

The transaction is, however, subject to a legal challenge. See note 11 ‘Contingent liabilities and legal proceedings’ for further information.

As part of the overall arrangement to acquire the controlling interest in Safaricom, the Group entered into a dividend purchase agreement with the Government of Kenya, under which it acquired the rights to receive a specified value of future dividends on the Government of Kenya’s remaining Safaricom shareholding for an upfront consideration. This is a transaction with a non-controlling shareholder and is recorded within equity.  KES 40 billion (€272 million) was advanced to the Government of Kenya on completion and KES 9 billion (€59 million) dividends have subsequently been received. This agreement is, however, subject to a legal challenge. See note 11 ‘Contingent liabilities and legal proceedings’.

Notes to the unaudited condensed consolidated financial statements

9 Acquisitions and disposals (continued)

A purchase price allocation was performed as at the acquisition date. The allocation remains provisional due to the volume and nature of assets and liabilities being assessed. The provisional purchase price allocation is set out in the table below.

€m
Other intangible assets1	4,140
Property, plant and equipment	2,151
Other investments	84
Investments in associates	3
Inventory	12
Trade and other receivables2	298
Cash and cash equivalents	254
Current and deferred taxation	(897)
Borrowings	(1,219)
Trade and other payables	(674)
Provisions	(23)
Net identifiable assets acquired	4,129
Non-controlling interests3	(1,959)
Goodwill4	3,095
Total consideration5	5,265

Notes:
1.
Identifiable intangible assets of €4,140 million consisted of acquired licences of €925 million, computer software of €91 million, customer relationships of €2,511 million and brand of €613 million.
2.
Includes gross contractual amounts receivable of €439 million and a best estimate of contractual cash flows not expected to be collected of €141m.
3.
Measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed.
4.
The goodwill is attributable to future profits generated from new customers and the synergies expected to arise after the Group’s acquisition of the business. The goodwill recognised is not tax deductible. In the six months ended 30 September 2026, the Group’s reported goodwill has been updated to reflect the above addition relating to the acquisition of Safaricom, the impairment recorded in respect of Vodafone Germany (see note 3 ‘Impairment review’) and foreign exchange movements.
5.
Total consideration includes cash paid of €1,379 million with the remainder comprising the fair value of the previously held 40% interest in Safaricom. A gain of €3,022 million has been recognised on the remeasurement of the previously held interest to fair value, which is recorded in Other income in the Consolidated income statement.

Transaction costs of €10 million were charged to Other income in the Group’s consolidated income statement in the six months ended 30 September 2026.

From the date of acquisition, the acquired entities have contributed €826 million of revenue and a profit of €139 million towards the profit for the financial period of the Group. If the acquisition had taken place at the beginning of the financial period, revenue would have been €22,602 million and the loss for the financial period would have been €3,470 million.

Transactions with non-controlling shareholders in subsidiaries

The aggregate cash consideration in respect of transactions with non-controlling shareholders in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
	2026	2025
	€m	€m
Buyout of VodafoneThree in the UK	(5,019)	–
Other	(104)	103
	(5,123)	103

Buyout to obtain full ownership of VodafoneThree in the UK

On 30 July 2026, the Group announced that it had completed the buyout of CK Hutchison Group Telecom Holding Limited’s (‘CKHGT’) 49% stake in VodafoneThree for £4,300 million (€5,019 million). As a result, Vodafone now owns 100% of VodafoneThree. The transaction was accounted for as a transaction with non-controlling interests, with a loss of €2,716 million recognised directly in equity.

Notes to the unaudited condensed consolidated financial statements

10 Fair value of financial instruments

	30 September	31 March
	2026	2026
	€m	€m
Financial assets at fair value1
Money market funds (included within Cash and cash equivalents)2	2,316	3,708
Debt and equity securities (included within Other investments)3	4,502	4,845
Derivative and other financial instruments (included within Trade and other receivables)4	2,948	2,975
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)5	1,124	699
	10,890	12,227

Financial liabilities at fair value1
Derivative and other financial instruments (included within Trade and other payables)4	2,306	1,812
	2,306	1,812

Notes:
1. The fair value of assets and liabilities are classified in the Fair Value hierarchy as follows: Level 1 comprises items where the fair value is determined by unadjusted quoted prices in active markets. Level 2 comprises items where the fair value is determined from inputs other than quoted prices, that are observable for the asset or liability, either directly or indirectly by unadjusted market quoted prices in active markets and market accepted valuation techniques. Level 3 comprises items where the fair value is determined by including one or more unobservable inputs to the valuation methodology.
2. Items are measured at fair value and the valuation basis is Level 1.
3. Quoted debt and equity securities of €1,090 million (31 March 2026: €1,578 million) are measured at fair value and classified as Level 1. Further equity and debt securities of €3,300 million (31 March 2026: €3,254 million) are measured at fair value and classified as Level 2. The remaining balance of €112 million (31 March 2026: €13 million) is measured at fair value and classified as Level 3 due to some of the inputs to the valuation model being unobservable inputs.
4. A derivative liability of €58 million is measured at fair value and classified as Level 3. Remaining derivative financial assets and liabilities are measured at fair value and classified as Level 2. €2,802 million (31 March 2026: €2,882 million) of derivative and other financial assets and €2,237 million (31 March 2026: €1,719 million) of derivative and other financial liabilities are classified as non-current.
5. Trade receivables at fair value through Other comprehensive income are measured at fair value and classified as Level 2. Of this, €507 million (31 March 2026: €319 million) are classified as non-current.

The fair value of the Group's financial assets held at amortised cost approximates their fair value.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €35,071 million (31 March 2026: €32,285 million). These bonds have a fair value at 30 September 2026 of €30,721 million (31 March 2026: €29,432 million), based on Level 1 of the fair value hierarchy.

New joint venture partner for OXG Glasfaser Beteiligungs GmbH  (‘OXG’)

On 29 October 2026, Itaparica Investments S.A. (‘Itaparica’), a subsidiary of Société Générale S.A., replaced Geodesia Holdings S.à r.l. as the Group’s new joint venture partner in OXG.   Itaparica will provide equity funding of up to €2,250 million to OXG over a period of up to five and a half years.  The timing and amount of the equity funding provided by Itaparica will depend on OXG’s fibre network investment agreed by Itaparica and the Group.

The Group has provided guarantees to Itaparica in respect of the minimum return it will realise on the eventual disposal of its OXG shares and Itaparica has agreed to cap its potential maximum return.  The primary undertakings provide that on the disposal of Itaparica’s OXG shares, through an early buy-out or an auction at the end of the investment period, Itaparica will receive a guaranteed return based on Euribor plus a variable margin, subject to a defined range.  Any proceeds in excess of Itaparica’s maximum return will be retained by the Group.  The Group recognised a fair value through profit and loss derivative liability of €58 million on 30 September 2026. If Itaparica’s shares have not been sold to a third party by the end of the five-and-a-half-year period, the Group is required to purchase the shares for an amount within the defined range.

The Group can opt to settle any payment obligations arising under the above guarantees to Itaparica in cash or Vodafone shares at its discretion. The Group can also opt to settle some or all of such payment obligations, in certain circumstances, with its own OXG shares if Itaparica sells its OXG shares to a third party.

Notes to the unaudited condensed consolidated financial statements

10    Fair value of financial instruments (continued)

Level 3 financial instruments

The derivative financial instrument arising from the restructuring of OXG is classified within Level 3 of the fair value hierarchy under IFRS 13, as certain key inputs used in its fair value measurement are unobservable. In valuing the derivative liability, management identified and modelled three possible exit scenarios occurring two, three and five years after the balance sheet date, with a probability weighting applied to each scenario. The net liability or asset at each of these exit dates is driven by the timing and value of the equity contributions by both shareholders, the performance of the business, the maximum and minimum guaranteed return to Itaparica and the selected exit date.

The fair value of the instrument has been determined using a Monte Carlo simulation which draws on both observable and unobservable market data inputs. OXG’s forecast cash flows represent management’s best estimate of future business performance and are subject to change.  Level 2 market data inputs include the Euribor used in determining the minimum and maximum returns. Key unobservable inputs that require judgement include cost of equity and the share price volatility of comparable listed companies to derive the equity value of the OXG shares.

The primary judgement that could have a material impact on the valuation of the derivative financial instrument is the cost of equity used to derive the equity value of Itaparica’s OXG shares at the exit date of each scenario. An increase or decrease of 0.5% in the cost of equity of 12.5% would result in a €124 million increase or €139 million decrease in the net derivative liability, respectively.

Notes to the unaudited condensed consolidated financial statements

11 Contingent liabilities and legal proceedings

Legal proceedings

Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2026 sets forth the Group’s contingent liabilities and legal proceedings as of 31 March 2026. There have been no material changes to the Group’s contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Tax cases

Netherlands tax case

Vodafone Europe BV (‘VEBV’) received assessments totalling €267 million in tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. VEBV appealed against these assessments to the District Court of the Hague which issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities subsequently appealed to the Court of Appeal of The Hague.  During the period, the Court of Appeal published its judgement, many aspects of which were in VEBV’s favour. VEBV and the Dutch State Secretary for Finance have both appealed the judgement to the Dutch Supreme Court and, as a result, the litigation remains ongoing.

The Group continues to believe it has robust defences but has  increased its provision for tax and accrued interest to reflect the Court of Appeal judgement and the Group’s current view of the probable financial outflow required to fully resolve the issue. The provision is not material to the Group.

Other cases in the Group

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations, ‘the Federation’) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs to a portion of our customer base. Vodafone Germany’s decision to impose price increases was partly based upon its interpretation of the contract amendment provisions in the German Telecommunications Code (‘Telekommunikationsgesetz’) which appeared to recognise that providers could reserve a unilateral amendment right in their terms where customers were given a cost-free right to terminate.

The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened in April 2024 and as at 30 September 2026, approximately 118,500 customers had registered. Vodafone Germany filed its defence in August 2024. Proceedings in the class action were suspended pending the outcome of a referral to the Court of Justice of the European Union (‘CJEU’) in a related case brought by the Federation seeking an injunction to prevent the implementation of price increases by Vodafone Germany in reliance upon a contract term reserving the right to make unilateral changes. Vodafone Germany was successful at first instance but on appeal the Higher Regional Court of Dusseldorf decided to refer a question to the CJEU about the interpretation of the EU Directive upon which the relevant part of the German Telecommunications Code is based. In September 2026, the CJEU issued its judgement deciding that the Directive does not create itself a unilateral right to change the terms of a consumer contract. A hearing took place in the injunction proceedings before the Higher Regional Court of Dusseldorf on 3 November 2026. The decision will be published on 26 November 2026 although the Court has indicated that it will grant the request for an injunction on the basis that the relevant contract term is invalid. In the class action proceedings  a hearing before the Hamm Higher Regional Court has been scheduled on 3 November 2027.

The Group is continuing to defend the class action and assessing the impact of the CJEU judgement. A provision immaterial to the financial statements has been recorded.

Notes to the unaudited condensed consolidated financial statements

11 Contingent liabilities and legal proceedings (continued)

Germany: investigation by competition authority regarding 1&1

In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for tower sites. Vantage Towers sub-contracted certain aspects of the delivery under the agreement to Vodafone Germany.

In March 2023, Vodafone Germany and Vodafone Group (together ‘Vodafone’) were informed that 1&1 had submitted a complaint to the Bundeskartellamt (‘BkA’), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower sites acted as an obstacle to 1&1’s market entry and an abuse of relative market power.  Vodafone submitted its response to the Statement of Objections to the BkA on 2 July 2025. Vodafone received a letter in September 2025 from the BkA stating that, if an infringement decision is issued, it is likely to include an order for disgorgement of the alleged economic advantage obtained as a result of the alleged infringement. In November 2025 Vodafone filed an application before the Higher Regional Court of Dusseldorf challenging procedural irregularities in the BkA’s investigative process and seeking an interim injunction to prevent the BkA from issuing an infringement decision. The Court dismissed Vodafone’s request for an interim injunction in September 2026 for procedural reasons and scheduled a hearing in January 2027 on Vodafone’s application.

While the outcome is uncertain, the Group believes it has strong defences and that it is probable no present obligation exists.

Germany: teleshopping channels v Vodafone Germany

In August 2026, four teleshopping channels issued a claim against Vodafone Germany in the Munich Regional Court alleging breaches of competition law in relation to the commercial model for determining the charges applied to TV channels for providing access to broadband cable networks. The claimants are seeking damages of approximately €239 million for overpaid fees and lost profits plus other unquantified losses and an injunction preventing the continued application of the commercial model. Vodafone Germany is due to file its Defence in April 2027.

The Group intends to defend the claim robustly and believes it is probable that no present obligation exists.

Kenya: challenge to the acquisition of Safaricom shares

The Group acquired a controlling interest in Safaricom PLC (‘Safaricom’) as the result of the acquisition of 15% of Safaricom’s equity from the Government of Kenya (‘the Government’) - see note 9 ‘Acquisitions and disposals’.

The High Court of Kenya heard a petition on 29 June 2026 alleging that the sale of the Government’s 15% shareholding would be unlawful. Judgement was delivered on 15 September 2026 in which the court nullified the sale and the related dividend rights transaction (‘the Judgement’). Appeals against the Judgement have been filed by the Government and Group respondents with the Court of Appeal (Nairobi) (‘the Court’). The petitioners have also appealed certain aspects of the Judgement.

An application to stay the execution of the Judgement was also submitted to the Court by the Government and supported by the Group. On 13 October 2026 the Court ordered that the prevailing status quo in respect of the shares and purchase consideration shall be maintained, such that Vodafone Kenya Limited’s name remains the registered holder of the shares, pending the hearing of the appeal. The Court further directed that the hearing of the appeal be expedited; the Group expects an appeal date to be set before the end of December 2026.

Notes to the unaudited condensed consolidated financial statements

12 Related party transactions

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2026	2025
	€m	€m
Sales of goods and services to associates	30	3
Purchase of goods and services from associates	1	2
Sales of goods and services to joint ventures	89	150
Purchase of goods and services from joint ventures	243	306
Interest income receivable from associates	10	–
Interest expense payable to associates	10	–
Interest income receivable from joint ventures1	23	29
Interest expense payable to joint ventures1	84	86

	30 September	31 March
	2026	2026
	€m	€m
Trade balances owed:
by associates	6	9
to associates	1	2
by joint ventures	68	220
to joint ventures	288	304
Other balances owed by associates	–	11
Other balances owed to associates	140	126
Other balances owed by joint ventures1	361	1,219
Other balances owed to joint ventures2	3,136	3,192

Notes:
1.
Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2.
Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

In the six months ended 30 September 2026, the Group made contributions to defined benefit pension schemes of €83 million (six months ended 30 September 2025: €26 million).

In the six months ended 30 September 2026, cash dividend equivalents of €2.8 million were paid to Board and Executive Committee members (six months ended 30 September 2025: €1.1 million).

Dividends received from joint ventures and associates are disclosed in the consolidated statement of cash flows.

13 Subsequent events

Transformation plan in Germany

On 9 November 2026, the Group announced around 2,300 role reductions over the next two financial years as a part of its transformation plan in Germany. The Group anticipates recognising a restructuring provision in the second half of the financial year. The transformation plan is included in the €0.7 billion restructuring and integration cash costs previously disclosed as expected to be incurred during the year ending 31 March 2027.

Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Group Plc  (‘the Group’) to review the unaudited condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 September 2026 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 13 to the unaudited condensed consolidated financial statements. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 September 2026 is not prepared, in all material respects, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the United Kingdom, and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1 ‘Basis of Preparation’, the annual financial statements of the Group are prepared in accordance with UK adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and with the requirements of the UK Companies Act 2006. The unaudited condensed consolidated financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ as issued by the IASB and as adopted by the United Kingdom, and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the unaudited condensed consolidated financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
10 November 2026

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 50	Revenue	Pages 51, 53 and 54
Organic service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic mobile service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic fixed service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic Vodafone Business service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
South Africa: Financial services organic revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Vodacom International: M-Pesa organic revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Egypt: Financial services revenue (Vodafone Cash) organic revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Group Adjusted EBITDAaL	Page 50	Operating profit	Page 32
Organic Adjusted EBITDAaL growth	Page 50	Operating profit	Pages 52, 53 and 54
Organic Adjusted EBITDAaL margin growth	Page 50	Operating profit	Page 52
Other metrics
Adjusted profit attributable to owners of the parent	Page 55	Profit attributable to owners of the parent	Page 55
Adjusted basic earnings per share	Page 55	Basic earnings per share	Page 56
Cash flow, funding and capital allocation metrics
Free cash flow	Page 56	Inflow from operating activities	Page 57
Adjusted free cash flow	Page 56	Inflow from operating activities	Pages 17 and 57
Gross debt	Page 56	Borrowings	Page 57
Net debt	Page 56	Borrowings less cash and cash equivalents	Page 57
Pre-tax ROCE (controlled)	Page 58	ROCE calculated using GAAP measures	Pages 58 and 59
Post-tax ROCE (controlled and associates/joint ventures)	Page 58	ROCE calculated using GAAP measures	Pages 58 and 59
Financing and Taxation metrics
Adjusted net financing costs	Page 60	Net financing costs	Page 15
Adjusted profit before taxation	Page 60	Profit before taxation	Page 61
Adjusted income tax expense	Page 60	Income tax expense	Page 61
Adjusted effective tax rate	Page 60	Income tax expense	Page 61
Adjusted share of results of equity accounted associates and joint ventures	Page 60	Share of results of equity accounted associates and joint ventures	Page 61
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 60	Share of results of equity accounted associates and joint ventures	Page 61

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

−     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
−     It is used for internal performance analysis; and
−     It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustment recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

Non-GAAP measures

Six months ended 30 September 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	H1 FY27	H1 FY26
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,483	5,425	1.1	(0.7)	–	0.4
Mobile service revenue	2,568	2,579	(0.4)	–	–	(0.4)
Fixed service revenue	2,915	2,846	2.4	(1.3)	–	1.1
UK	4,040	3,664	10.3	(9.6)	0.2	0.9
Mobile service revenue	3,212	2,862	12.2	(12.4)	0.2	–
Fixed service revenue	828	802	3.2	1.3	0.3	4.8
Other Europe	2,520	2,415	4.3	(2.4)	(0.5)	1.4
Türkiye1	1,523	1,327	14.8	1.9	16.1	32.8
Africa	4,504	3,183	41.5	(23.8)	(4.3)	13.4
Common Functions2	404	388
Eliminations	(65)	(75)
Total service revenue	18,409	16,327	12.8	(7.3)	0.3	5.8
Other revenue	3,444	3,282
Revenue	21,853	19,609	11.4	(6.9)	0.2	4.7

Other growth metrics
Vodafone Business - Service revenue	4,413	3,991	10.6	(4.7)	(0.1)	5.8
Germany - Vodafone Business service revenue	1,251	1,170	6.9	(3.2)	–	3.7
UK - Vodafone Business service revenue	1,070	1,058	1.1	(1.6)	0.3	(0.2)
Other Europe - Vodafone Business service revenue	819	763	7.3	0.2	(0.5)	7.0
Türkiye - Vodafone Business service revenue	251	208	20.7	2.0	17.3	40.0
Africa - Vodacom Business service revenue	781	572	36.5	(21.3)	(6.1)	9.1
South Africa - Financial services revenue	101	88	14.8	–	(8.9)	5.9
Vodacom International - M-Pesa revenue	285	233	22.3	–	1.1	23.4
Safaricom - M-Pesa revenue	669	592	13.0	–	0.7	13.7
Egypt - Financial services revenue (Vodafone Cash)	113	67	68.7	–	5.6	74.3

Notes:
1.
Reported service revenue growth in Türkiye of 14.8% includes 2.1pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 12.7%.
2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Six months ended 30 September 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	H1 FY27	H1 FY26
	€m	€m	%	pps	pps	%
Adjusted EBITDAaL
Germany	2,139	2,191	(2.4)	(0.8)	–	(3.2)
UK	984	884	11.3	(5.6)	0.2	5.9
Other Europe	772	835	(7.5)	3.5	(0.6)	(4.6)
Türkiye	531	485	9.5	8.0	15.2	32.7
Africa	2,058	1,347	52.8	(30.3)	(4.5)	18.0
Common Functions1	(33)	(14)
Eliminations	–	–
Group	6,451	5,728	12.6	(6.6)	0.4	6.4

Percentage point change in Adjusted EBITDAaL margin
Germany	35.3%	36.5%	(1.2)	(0.1)	–	(1.3)
UK	20.3%	20.0%	0.3	0.9	–	1.2
Other Europe	26.5%	29.8%	(3.3)	2.0	–	(1.3)
Türkiye	28.9%	30.3%	(1.4)	1.4	–	–
Africa	37.9%	34.1%	3.8	(2.5)	0.3	1.6
Group	29.5%	29.2%	0.3	0.2	–	0.5

Note:
1.
Comprises corporate functions and shared operations.

Non-GAAP measures

Quarter ended 30 September 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q2 FY27	Q2 FY26
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,743	2,737	0.2	(0.7)	–	(0.5)
Mobile service revenue	1,289	1,315	(2.0)	0.1	–	(1.9)
Fixed service revenue	1,454	1,422	2.3	(1.4)	–	0.9
UK	2,052	2,018	1.7	0.8	(1.3)	1.2
Mobile service revenue	1,631	1,612	1.2	0.7	(1.3)	0.6
Fixed service revenue	421	406	3.7	1.2	(1.4)	3.5
Other Europe	1,289	1,231	4.7	(2.4)	(0.5)	1.8
Türkiye1	807	698	15.6	3.5	16.1	35.2
Africa	2,714	1,628	66.7	(46.2)	(6.5)	14.0
Common Functions2	207	196
Eliminations	(29)	(39)
Total service revenue	9,783	8,469	15.5	(8.9)	(0.2)	6.4
Other revenue	1,776	1,755
Revenue	11,559	10,224	13.1	(7.6)	(0.4)	5.1

Other growth metrics
Vodafone Business - Service revenue	2,316	2,027	14.3	(7.0)	(0.7)	6.6
Germany - Vodafone Business service revenue	628	589	6.6	(3.3)	–	3.3
UK - Vodafone Business service revenue	543	540	0.6	0.9	(1.2)	0.3
Other Europe - Vodafone Business service revenue	425	385	10.4	0.1	(0.6)	9.9
Türkiye - Vodafone Business service revenue	130	109	19.3	3.6	16.7	39.6
Africa - Vodacom Business service revenue	465	292	59.2	(41.4)	(8.5)	9.3
Group Adjusted EBITDAaL	3,519	2,980	18.1	(11.6)	–	6.5

Notes:
1.
Reported service revenue growth in Türkiye of 15.6% includes -1.4pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 17.0%.
2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Quarter ended 30 June 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY27	Q1 FY26
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,740	2,688	1.9	(0.7)	–	1.2
Mobile service revenue	1,279	1,264	1.2	–	–	1.2
Fixed service revenue	1,461	1,424	2.6	(1.3)	–	1.3
UK	1,988	1,646	20.8	(22.5)	2.3	0.6
Mobile service revenue	1,581	1,250	26.5	(29.6)	2.4	(0.7)
Fixed service revenue	407	396	2.8	1.3	2.0	6.1
Other Europe	1,231	1,184	4.0	(2.4)	(0.6)	1.0
Türkiye1	716	629	13.8	0.2	16.2	30.2
Africa	1,790	1,555	15.1	–	(2.5)	12.6
Common Functions2	197	192
Eliminations	(36)	(36)
Total service revenue	8,626	7,858	9.8	(5.5)	0.9	5.2
Other revenue	1,668	1,527
Revenue	10,294	9,385	9.7	(6.1)	0.7	4.3

Other growth metrics
Vodafone Business - Service revenue	2,097	1,964	6.8	(2.3)	0.5	5.0
Germany - Vodafone Business service revenue	623	581	7.2	(3.2)	–	4.0
UK - Vodafone Business service revenue	527	518	1.7	(4.3)	1.9	(0.7)
Other Europe - Vodafone Business service revenue	394	378	4.2	0.1	(0.3)	4.0
Türkiye - Vodafone Business service revenue	121	99	22.2	0.3	17.9	40.4
Africa - Vodacom Business service revenue	316	280	12.9	–	(4.2)	8.7
Group Adjusted EBITDAaL	2,932	2,748	6.7	(1.2)	0.7	6.2

Notes:
1.
Reported service revenue growth in Türkiye of 13.8% includes 5.5pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 8.3%.
2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	H1 FY27			H1 FY26
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	6,451	–	6,451	5,728	–	5,728
Restructuring costs	(317)	317	–	(186)	186	–
Interest on lease liabilities	340	–	340	292	–	292
(Loss)/gain on disposal of property, plant & equipment and intangible assets	(9)	–	(9)	155	–	155
Depreciation and amortisation on owned assets1	(4,492)	386	(4,106)	(4,095)	336	(3,759)
Share of results of equity accounted associates and joint ventures2	25	75	100	182	(37)	145
Impairment charge	(4,850)	4,850	–	–	–	–
Other income	3,369	(3,369)	–	86	(86)	–
Operating profit	517	2,259	2,776	2,162	399	2,561
Investment and other income	288	–	288	1,085	–	1,085
Financing costs3	(1,178)	21	(1,157)	(1,134)	76	(1,058)
(Loss)/profit before taxation	(373)	2,280	1,907	2,113	475	2,588
Income tax expense4	(3,224)	2,803	(421)	(1,061)	392	(669)
(Loss)/profit for the financial period	(3,597)	5,083	1,486	1,052	867	1,919

(Loss)/profit attributable to:
- Owners of the parent	(4,789)	5,131	342	829	867	1,696
- Non-controlling interests	1,192	(48)	1,144	223	–	223
(Loss)/profit for the financial period	(3,597)	5,083	1,486	1,052	867	1,919

Notes:
1.
Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 62 for an analysis of depreciation and amortisation. The adjustment of €386 million (H1 FY26: €336 million) relates to amortisation of customer bases and brand intangible assets.
2.
See page 61 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
3.
See ‘Net financing costs’ on page 15 for further analysis.
4.
See ‘Adjusted tax metrics’ on page 61 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The table below reconciles Adjusted basic earnings per share to the closest equivalent GAAP measure, Basic earnings per share.

	H1 FY27	H1 FY26
	€m	€m
(Loss)/profit attributable to owners of the parent	(4,789)	829
Adjusted profit attributable to owners of the parent	342	1,696

	Million	Million
Weighted average number of shares outstanding - Basic	23,078	24,509

	eurocents	eurocents
Basic (loss)/earnings per share	(20.75)c	3.38c
Adjusted basic earnings per share	1.48c	6.92c

Cash flow, funding and capital allocation metrics
Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid (excluding interest on bank borrowings secured against Indian assets), taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items.
Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.
Gross debt less cash and cash equivalents, short-term investments, non-current investments in sovereign securities, derivative and other financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below reconciles Inflow from operating activities and Free cash flow.

	H1 FY27	H1 FY26
	€m	€m
Inflow from operating activities	6,354	5,092
Net tax paid	706	508
Cash generated by operations	7,060	5,600
Capital additions	(3,320)	(2,800)
Working capital movement in respect of capital additions	(686)	(639)
Disposal of property, plant and equipment and intangible assets	17	14
Integration capital additions	(64)	(21)
Working capital movement in respect of integration capital additions	(71)	1
Licences and spectrum	(21)	(45)
Interest received and paid1	(734)	(746)
Taxation	(706)	(522)
Dividends received from associates and joint ventures	125	235
Dividends paid to non-controlling shareholders in subsidiaries	(398)	(141)
Payments in respect of lease liabilities	(1,944)	(1,700)
Other	(103)	(7)
Free cash flow	(845)	(771)

Note:
1.
Includes interest on lease liabilities of €341 million (H1 FY26: €291 million), excluding discontinued operations.

The table below reconciles Borrowings, Gross debt and Net debt.

	H1 FY27	Year-end FY26
	€m	€m
Borrowings	(56,815)	(52,636)
Lease liabilities	12,777	12,388
Collateral liabilities	1,341	1,644
Gross debt	(42,697)	(38,604)
Collateral liabilities	(1,341)	(1,644)
Cash and cash equivalents	5,133	8,982
Non-current investments in sovereign securities	407	915
Short-term investments	3,257	3,431
Collateral assets	1,279	1,169
Derivative and other financial instruments	642	1,163
Less mark-to-market gains deferred in hedge reserves	(153)	(823)
Net debt	(33,473)	(25,411)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed (‘ROCE’)	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative and other financial instruments included in trade and other receivables/payables, short-term investments, non-current investments in sovereign securities, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyperinflationary adjustments and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is based on the average of month end capital employed balances during the period of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyperinflationary adjustments. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of 12 month end capital employed balances from the opening position, and ending at 30 September 2025 and 30 September 2026 of the respective years.

	H1 FY27	H1 FY26
	€m	€m
Operating profit/(loss)1	1,199	(631)

Borrowings	56,815	51,455
Cash and cash equivalents	(5,133)	(7,087)
Derivative and other financial instruments included in trade and other receivables	(2,948)	(3,005)
Derivative and other financial instruments included in trade and other payables	2,306	2,451
Non-current investments in sovereign securities	(407)	(904)
Short-term investments	(3,257)	(3,773)
Collateral assets	(1,279)	(1,495)
Financial liabilities under put option arrangements	299	102
Equity	46,783	56,609
Capital employed at end of the period	93,179	94,353

Average capital employed for the period	93,766	98,432

ROCE using GAAP measures	1.3%	(0.6%)

Note:
1.
Operating profit/(loss) includes Other income, which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed (‘ROCE’) : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of 12 month end capital employed balances from the opening position, and ending at 30 September 2025 and at 30 September 2026 of the respective years.

	H1 FY27	H1 FY26
	€m	€m
Operating profit/(loss)	1,199	(631)
Interest on lease liabilities	(663)	(560)
Restructuring costs	501	292
Other income	(3,195)	(118)
Share of results of equity accounted associates and joint ventures	539	(99)
Impairment charge	4,850	4,515
Other adjustments1	459	431
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,690	3,830
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE2	(9)	88
Notional tax at Adjusted effective tax rate3	(926)	(1,037)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,755	2,881

Capital employed for calculating ROCE on a GAAP basis	93,179	94,353
Adjustments to exclude:
- Leases	(12,777)	(12,335)
- Deferred tax assets	(15,431)	(18,513)
- Deferred tax liabilities	1,620	796
- Taxation recoverable	(137)	(170)
- Taxation liabilities	525	594
- Other investments	(1,514)	(2,935)
- Associates and joint ventures	(5,890)	(6,699)
- Pension assets and liabilities	(184)	(65)
- Other adjustments1	(1,276)	(1,123)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	58,115	53,903
Associates and joint ventures1	5,890	6,699
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	64,005	60,602

Average capital employed for calculating pre-tax ROCE (controlled)	55,313	52,899
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	61,875	59,700

Pre-tax ROCE (controlled)	6.7%	7.2%
Post-tax ROCE (controlled and associates/joint ventures)	4.5%	4.8%

Notes:
1.
Comprises adjustments to exclude hyperinflationary accounting in Türkiye.
2.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
3.
Includes tax at the Adjusted effective tax rate of 23.3% (H1 FY26: 27.4%).

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses, together with fair value movements on Other investments through profit and loss.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss. It also excludes deferred tax movements relating to tax losses in Germany, Luxembourg and the UK as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
	H1 FY27	H1 FY26
	€m	€m
(Loss)/profit before taxation	(373)	2,113
Adjustments to derive Adjusted profit before tax	2,280	475
Adjusted profit before taxation	1,907	2,588
Adjusted share of results of equity accounted associates and joint ventures	(100)	(145)
Adjusted profit before tax for calculating Adjusted effective tax rate	1,807	2,443

Income tax expense	(3,224)	(1,061)
Tax on adjustments to derive Adjusted profit before tax	(149)	(148)
Adjustments:
- Deferred tax on rate change in Germany	66	269
- Deferred tax charge for utilisation of recognised tax losses in Luxembourg	165	172
- UK corporate interest restriction	–	3
- Tax relating to inflation-related adjustments in Türkiye	117	96
- UK deferred tax asset derecognition and current period non-recognition	2,390	–
- Germany deferred tax asset derecognition and current period non-recognition	214	–
Adjusted income tax expense for calculating Adjusted tax rate	(421)	(669)
Adjusted effective tax rate	23.3%	27.4%

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.
	H1 FY27	H1 FY26
	€m	€m
Share of results of equity accounted associates and joint ventures	25	182
Restructuring costs, net of tax	1	15
Other income, net of tax	10	(42)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	36	155
Amortisation of acquired customer base and brand intangible assets, net of tax	64	(10)
Adjusted share of results of equity accounted associates and joint ventures	100	145

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	H1 FY27	H1 FY26
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	1,960	1,735
Depreciation on leased assets - included in Restructuring costs	86	130
Depreciation on leased assets	2,046	1,865

Depreciation on owned assets	2,366	2,110
Amortisation of owned intangible assets	2,133	1,985
Depreciation and amortisation on owned assets	4,499	4,095

Total depreciation and amortisation on owned and leased assets	6,545	5,960

Loss/(gain) on disposal of owned fixed assets	9	(155)
(Gain)/loss on disposal of leased assets	(8)	1
Depreciation and amortisation - as recognised in the consolidated income statement	6,546	5,806

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	H1 FY27	H1 FY26
	€m	€m
Capital additions	3,320	2,800
Integration related capital additions	64	21
Licence and spectrum additions	254	261
Additions to customer bases	–	1
Additions	3,638	3,083

Intangible asset additions	1,179	1,103
Property, plant and equipment owned additions	2,459	1,980
Total additions	3,638	3,083

Definitions

Key terms are defined below. See page 49 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Indian assets	Comprises the Group’s investments in Indus Towers Limited and Vodafone Idea Limited.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.
References to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.
All growth rates reflect a comparison to the six months ended 30 September 2025 unless otherwise stated.
3.
References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the “year”, “financial year” or “FY27” are to the financial year ending 31 March 2027. References to “last year”, “last financial year” or “FY26” are to the financial year ended 31 March 2026. References to “H1 FY27” are to the six month period ended 30 September 2026. References to “H1 FY26” are to the six month period ended 30 September 2025.
4.
Vodacom refers to the Group’s interest in Vodacom Group Limited as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.
This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s portfolio transformation plan; expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2027; the integration of Skaylink, Telekom Romania, VodafoneThree and Safaricom; general expectations for the Group’s future performance; expectations for the Group’s dividend policy; the Group’s share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, 'believes', ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’ or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; the Group’s ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group’s services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2026. The Annual Report can be found on the Vodafone Group’s website (vodafone.com/investors). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2026

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 10, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary
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